                                               Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-31926
                       [LOGO OF OMNIVISION APPEARS HERE]

                               5,000,000 Shares

                                 Common Stock

    OmniVision Technologies, Inc. is offering 5,000,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. The shares have been approved for quotation on the Nasdaq National Market under the symbol "OVTI."

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 8.

                             ---------------------

                                                              Per
                                                             Share     Total
                                                             ------ -----------
Public Offering Price....................................... $13.00 $65,000,000
Underwriting Discounts and Commissions...................... $ 0.91 $ 4,550,000
Proceeds to OmniVision Technologies, Inc.................... $12.09 $60,450,000

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters a 30 day option to purchase up to an additional 750,000 shares of common stock to cover over allotments.

                             ---------------------

Robertson Stephens International

                         Prudential-Bache International

                                                        Needham & Company, Inc.

                 The date of this prospectus is July 14, 2000

    [Company logo. Title in Bold and Underlined, "Freedom to Envision New Video Applications". Subtitled "Single Chip Image Sensors". In the center of the pages is a picture of our Single Chip Image Sensor next to a quarter, a Single Chip Image Sensor mounted on a circuit board and a circuit board with a lens attached over the Single Chip Image Sensor. Above the picture is the following text, "OmniVision's Single Chip Image Sensors". The picture and accompanying text are surrounded by images of products which incorporate our Single Chip Image Sensors, along with text describing such products. These products are divided into two groups. The upper group is entitled "Current Applications for OmniVision's Sensors" and includes the following products: Personal Digital Assistants, Mobile Phones, CCTVs, Security and Surveillance, PC Video Cameras, Digital Still Cameras and Toys. The lower group is entitled "Emerging Applications in Development", and includes the following products: Personal Identification Systems, Medical Instruments, Automotive, Video Phones and Bar Code Readers.

    Below the product images is text describing how OmniVision's Single Chip Image Sensors are incorporated into the illustrated products and the difference between Current Applications for OmniVision's Sensors and Emerging Applications in Development.]

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    Until August 8, 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary .................................................................   4
Risk Factors ............................................................   8
Forward Looking Statements ..............................................  19
Use Of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution ................................................................  22
Selected Financial Data .................................................  23
Management's Discussion And Analysis Of Financial Condition And Results
  Of Operations .........................................................  25
Business ................................................................  33
Management ..............................................................  49
Certain Transactions ....................................................  56
Principal Stockholders...................................................  58
Description Of Capital Stock ............................................  60
Shares Eligible For Future Sale .........................................  64
Underwriting ............................................................  66
Legal Matters ...........................................................  68
Experts .................................................................  68
Where You Can Find Additional Information ...............................  68
Index To Financial Statements............................................ F-1

                             ---------------------

    "OmniVision" is our trademark and service mark. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                    SUMMARY

    Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and the Financial Statements and notes to those statements appearing elsewhere in this prospectus, before deciding to invest in our common stock.

                                  Our Business

    OmniVision Technologies, Inc. designs, develops and markets high performance, high quality and cost efficient semiconductor imaging devices for computing, communications and consumer electronics applications. Our main product, an image sensor, is used to capture an image in cameras and camera related products such as personal computer cameras, digital still cameras, personal digital assistant cameras and mobile phone cameras. We have developed our image sensors using the standard semiconductor manufacturing process used for approximately ninety percent of modern integrated circuits. As a result, unlike competitive image sensors which require multiple chips to achieve the same functions, we are able to integrate nearly all camera functions into a single chip. This leads us to believe that we supply the most highly integrated, single chip image sensor. Our single chip design offers competitive advantages that can allow our customers to design cameras that are lower in cost, smaller, lighter in weight, consume less power, are more reliable and more easily integrated with other circuits than cameras using multiple chip image sensors.

    Our image sensors are currently used to capture images in digital still cameras, personal computer cameras, personal digital assistant cameras, mobile phone cameras, security and surveillance systems, closed circuit TVs and toys and games. We provide sales and engineering support to current and prospective customers to help them use our current image sensors. We also assist our customers in developing emerging applications that use our image sensors to capture images such as personal identification systems, medical imaging devices, machine control systems, automotive applications and videophones.

    We have shipped over 4.0 million image sensors in the year ended April 30, 2000. Our customers include industry leading original equipment manufacturers such as Alaris, Creative Technology and Viewquest.

    Our objective is to be the leading supplier of image sensors for camera manufacturers by:

  .  focusing on capturing mass market applications;

  . targeting camera manufacturers by assisting them in the design and development of their products;

  . maintaining our technology leadership by continuing to develop our core technology;

  .  continuing to develop new products aimed at new and existing markets;
     and

  . continuing to establish both formal and informal strategic relationships with key suppliers and customers.

                             Corporate Information

    We were incorporated in California in May 1995. In March 2000, we reincorporated in Delaware. Our principal executive offices are located at 930 Thompson Place, Sunnyvale, California 94086. Our telephone number at this location is (408) 733-3030. Our corporate Internet address is www.ovt.com. The information contained on our website is not a part of this prospectus.

                                  The Offering

Common stock offered.................... 5,000,000 shares
Common stock to be outstanding after
  this offering......................... 21,190,551 shares
Use of proceeds......................... For capital expenditures and general corporate purposes, including working
                                         capital. See "Use of Proceeds."
Nasdaq National Market symbol........... OVTI

--------------------

    The common stock outstanding after the offering is based on the number of shares outstanding as of April 30, 2000, and excludes:

  . 2,031,450 shares issuable upon exercise of outstanding options at a weighted average exercise price of $6.57 per share; and

  . a total of 3,528,000 shares available for future issuance under our various stock plans excluding the annual increase in the number of shares authorized under each of our plans beginning May 1, 2002. See "Management--Stock Plans" for a description of how these annual increases are determined.

    Except as described in the financial statements or as otherwise specified in this prospectus, all information in this prospectus:

  .  assumes no exercise of the underwriters' over allotment option;

  .  reflects our reincorporation into Delaware; and

  . reflects the conversion of all of our outstanding preferred stock into an aggregate of 12,305,001 shares of common stock upon the closing of this offering.

                             Summary Financial Data
                     (in thousands, except per share data)

                                                            Year Ended
                                                             April 30,
                                                      -------------------------
                                                       1998     1999     2000
                                                      -------  -------  -------
Statement of Operations:
Revenues............................................  $ 1,476  $ 5,243  $40,253
Cost of revenues....................................    2,652    4,085   28,191
                                                      -------  -------  -------
Gross profit (loss).................................   (1,176)   1,158   12,062
                                                      -------  -------  -------
Operating expenses:
 Research and development...........................    3,440    3,290    3,702
 Selling, general and administrative................    1,323    1,853    3,243
 Stock compensation charge..........................      206      459    1,552
                                                      -------  -------  -------
  Total operating expenses..........................    4,969    5,602    8,497
                                                      -------  -------  -------
Income (loss) from operations.......................   (6,145)  (4,444)   3,565
Interest income (expense) net.......................      106      396      174
                                                      -------  -------  -------
Income (loss) before income taxes...................   (6,039)  (4,048)   3,739
Provision for income taxes..........................       --       --     (300)
                                                      -------  -------  -------
Net income (loss)...................................  $(6,039) $(4,048) $ 3,439
                                                      =======  =======  =======
Net income (loss) per share:
 Basic..............................................  $(12.71) $ (5.59) $  1.15
                                                      =======  =======  =======
 Diluted............................................  $(12.71) $ (5.59) $  0.21
                                                      =======  =======  =======
Shares used in computing net income per share:
 Basic..............................................      475      724    2,985
                                                      =======  =======  =======
 Diluted............................................      475      724   16,399
                                                      =======  =======  =======
Pro forma net income per share:
 Basic..............................................                    $  0.22
                                                                        =======
 Diluted............................................                    $  0.21
                                                                        =======
Shares used in computing pro forma net income per
  share (unaudited):
 Basic..............................................                     15,290
                                                                        =======
 Diluted............................................                     16,399
                                                                        =======

    Research and development expenses and selling, general and administrative expenses exclude stock compensation charge; see Note 8 of our Notes to Financial Statements. The pro forma net income per share is calculated assuming that all outstanding shares of convertible preferred stock are converted into common stock at the beginning of the periods presented or on the date of issuance of the preferred stock, whichever is later.

                                                              April 30, 2000
                                                            --------------------
                                                                      Pro Forma
                                                            Actual   As Adjusted
                                                            -------  -----------
Balance Sheet Data:
Cash and cash equivalents.................................. $ 5,888    $65,038
Working capital............................................  11,667     70,817
Total assets...............................................  26,298     85,448
Total current liabilities..................................  12,529     12,529
Total redeemable convertible preferred stock...............  21,082         --
Total stockholders' equity.................................  (7,313)    72,919

    The balance sheet data appearing above at April 30, 2000, pro forma as adjusted, gives effect to:

  . the conversion of all outstanding shares of preferred stock into an aggregate of 12,305,001 shares of common stock; and

  . the sale in this offering of 5,000,000 shares of common stock at an initial public offering price of $13.00 per share after deducting the underwriting discounts and commissions and the estimated offering expenses.

                                  RISK FACTORS

    You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Risks Related to our Operations and the Complementary Metal Oxide Semiconductor,
                         or CMOS, Image Sensor Industry

Our limited operating history makes it difficult to evaluate our future prospects and your investment.

    We were incorporated in May 1995 and have only recently begun selling our products. We introduced our first black and white image sensor for the security and surveillance and toy and game markets in 1996 and our first color image sensor for the PC video camera and toy and game markets in October 1997. We are still in the process of developing and producing new products for the digital still camera and PC video camera markets which we intend to introduce this year. Thus, we have a limited operating history, which makes an evaluation of our future prospects and your investment difficult. Accordingly, we face risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets.

We have a history of losses, we only recently became profitable and we may not subsequently sustain profitability.

    We incurred net losses of approximately $6.0 million in fiscal year 1998 and approximately $4.0 million in fiscal year 1999. For the year ended April 30, 2000, the first year in which we became profitable, our net income was approximately $3.4 million. In the future, as we develop new products, we expect research and development expenses to increase. Also, as we hire additional personnel and possibly engage in larger business transactions, we expect selling, general and administrative expenses to increase. We will also incur substantial noncash charges relating to the amortization of unearned compensation. If these expenses increase and our revenues do not increase, we may not subsequently sustain profitability. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our common stock.

    Our quarterly operating results have varied significantly from quarter to quarter in the past and are likely to vary significantly in the future based on a number of factors related to how we manage our business. These factors, many of which are more fully discussed in other risk factors, include:

  .  our ability to manage our product transitions;

  . the mix of the products we sell and the distribution channels through which they are sold; and

  . the availability of production capacities at the semiconductor foundries that manufacture our products or components of our products.

    In the past, our introduction of new products and our product mix have affected our quarterly operating results. We also anticipate that the rate of orders from our customers may vary significantly from quarter to quarter. Our expenses and inventory levels are based on our expectations of future revenues and our expenses are relatively fixed in the short term. Consequently, if revenues in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high and our operating results for that quarter and, potentially future quarters, may be harmed.

    Certain other factors have in the past caused and are likely in the future to cause fluctuations in our quarterly operating results. These factors are industry risks over which we have little or no control. These factors include:

  . the growth of the market for products and applications using complementary metal oxide semiconductor image sensors;

  . the timing and amount of orders from our camera manufacturers and distributor customers;

  . the deferral of customer orders in anticipation of new products, designs or enhancements by us or our competitors; and

  . the announcement and introduction of products and technologies by our competitors.

Any one or more of these factors is difficult to forecast and could result in fluctuations in our quarterly operating results. Fluctuations in our quarterly operating results could adversely affect the price of our common stock in a manner unrelated to our long term operating performance. Due to the potential volatility of our stock price, you should not rely on the results of any one quarter as an indication of our future performance. It is likely that at some point our quarterly operating results will fall below the expectations of security analysts and investors. In this event, the price of our common stock would likely decrease. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We depend on the acceptance of complementary metal oxide semiconductor technology for mass market image sensor applications, and any delay in the widespread acceptance of this technology could adversely affect our ability to increase our revenues and improve our earnings.

    Our business strategy depends on the rapid and widespread adoption of the complementary metal oxide semiconductor fabrication process for image sensors and the acceptance of our single chip technology. The image sensor market has been dominated by charged couple device, or CCD, technology for over 25 years. Although complementary metal oxide semiconductor technology has been available for over 20 years, complementary metal oxide semiconductor technology has only recently been used in image sensors. Along with the other risk factors described in this section, the following factors may delay the widespread adoption of the complementary metal oxide semiconductor fabrication process and our single chip technology, the occurrence of any of which could adversely affect our ability to increase our revenues and earnings:

  . the failure of the emergence of a universal platform for imaging solutions for computers and the Internet;

  . the limited availability of bandwidth to run complementary metal oxide semiconductor image sensor applications;

  . the uncertainty of emerging markets for products incorporating complementary metal oxide semiconductor technology;

  .  the failure of development of user friendly and affordable products;
     and

  . improvements or cost reductions to charged couple device image sensors, which could slow the adoption of CMOS image sensors in markets already dominated by charged couple device image sensors, such as the security and surveillance market.

We depend on a limited number of third party wafer foundries to manufacture all of our products, which reduces our ability to control the manufacturing process.

    We do not own or operate a semiconductor fabrication facility. We rely on Taiwan Semiconductor Manufacturing Company, or TSMC, Powerchip Semiconductor Company, or PSC, Shanghai HuaHong NEC Electronics Co. Ltd., or HuaHong-NEC, and Samsung Electronics Co. Ltd., or Samsung, to produce all of our wafers and final products. Our reliance on these third party foundries involves a number of significant risks, including:

  . reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

  .  lack of guaranteed production capacity or product supply; and

  . unavailability of, or delayed access to, next generation or key process technologies.

    We do not have long term supply agreements with any of our foundries and instead secure manufacturing availability on a purchase order basis. These foundries have no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacities of these foundries and TSMC, PSC, HuaHong-NEC or Samsung may reallocate capacity to other customers, even during periods of high demand for our products. If any of our foundries were to become unable or unwilling to continue manufacturing our wafers in the required volumes, at acceptable quality, yields and costs and in a timely manner, our business would be seriously harmed. As a result, we would have to identify and qualify substitute foundries, which would be time consuming and difficult and could result in unforeseen manufacturing and operations problems. In addition, if competition for foundry capacity increases, our product costs may increase, and we may be required to pay or invest significant amounts to secure access to manufacturing services. We are also exposed to additional risks if we decide to transfer our production of semiconductors from one foundry to another. We may qualify additional foundries in the future. If we do not qualify additional foundries, we may be exposed to increased risk of capacity shortages due to our complete dependence on our foundries.

We may not adequately forecast the number of wafers we need, and therefore we may not be able to react to fluctuations in demand for our products, which could result in higher operating expenses and lower revenues.

    We must forecast the number of wafers we need from each of our foundries. However, if customer demand falls below our forecast and we are unable to reschedule or cancel our wafer orders, we may retain excess wafer inventories, which could result in higher operating expenses and reduced gross margins. Conversely, if customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of wafers to fill customer orders, which could result in lower revenues and could harm our relationship with key customers.

If we do not achieve acceptable wafer manufacturing yields, our costs could increase, and our products may not be deliverable which could lead to higher operating expenses and lower revenues and damage to our customer relationships.

    The fabrication of our products requires wafers to be produced in a highly controlled and clean environment. Semiconductor companies that supply our wafers sometimes have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the particular foundry's manufacturing process technology. Low yields may result from design errors or manufacturing failures. Yield problems may not be determined or improved until an actual image sensor is made and can be tested. As a result, yield problems may not be identified until the wafers are well into the production process. We only test our products after they are assembled, as their optical nature makes earlier testing difficult and expensive. The risks associated with yields are even greater because we rely on third party offshore foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If the foundries cannot achieve the planned yields, this will result in higher costs and reduced product availability.

We depend on third party vendors for color filter processing and assembly, which reduces our control over delivery schedules, product quality and cost.

    After our wafers are produced, they are color filter processed and assembled by five independent vendors: TSMC, PSC and Toppan Printing Co., Ltd., or Toppan for the color filtering process and Kyocera Corporation, or Kyocera, and Taiwan Electronic Packaging Company, or TEPC, for additional processing and assembly. We do not have long term agreements with any of these vendors and typically obtain services from them on a purchase order basis. Our reliance on these vendors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or could increase our costs of manufacturing, assembling or testing our products. If these vendors are unable or unwilling to continue to provide color filter processing and assembly services and deliver products of acceptable quality, at acceptable costs and in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute vendors, which could be time consuming and difficult and result in unforeseen operations problems.

Our lengthy manufacturing, packaging and assembly cycle, in addition to our customers' design cycle, may result in uncertainty and delays in generating revenues.

    A lengthy manufacturing, packaging and assembly process, typically lasting four months or more, is required to manufacture our image sensors. It can take additional time before a customer commences volume shipments of products that incorporate our image sensors. Even when a manufacturer decides to design our image sensors into its products, the manufacturer may never ship final products incorporating our image sensors. Given this lengthy cycle, we experience a delay between the time we increase expenditures for research and development, sales and marketing efforts and inventory and the time we generate revenues, if any, from these expenditures. As a result, our revenues and profits could be seriously harmed if a significant customer reduces or delays orders or chooses not to release products incorporating our products.

If the demand for our products in current markets and emerging markets fails to increase as we anticipate, our growth prospects would be diminished.

    Our success depends in large part on the continued growth of various markets that use our products and the emergence of new markets for our products. The current markets that use our products include digital still cameras, personal computer video cameras, personal digital assistant cameras, mobile phone cameras, security and surveillance systems, closed circuit television systems and toys and games. Emerging markets for our products include personal identification systems, medical imaging devices, machine control systems, videophones and automotive applications. If these markets do not continue to grow and develop, the need for cameras which are lower in cost, smaller, lighter in weight, consume less power and are more reliable might not fully develop. In such case, it would be unlikely that our products would achieve commercial success.

Failure to obtain design wins could cause our revenues to level off or decline.

    Our future success will depend on camera manufacturers designing our image sensors into their systems. To achieve design wins, which are decisions by those manufacturers to design our products into their systems, we must define and deliver cost effective, innovative and integrated semiconductor solutions. Once a manufacturer has designed a supplier's products into its systems, the manufacturer may be reluctant to change its source of components due to the significant costs associated with qualifying a new supplier. Accordingly, the failure to achieve design wins with key camera manufacturers could decrease our market share or revenues.

Continuing declines in our average sales prices since the first quarter of fiscal 1999 may result in declines in our gross margins.

    Because the image sensor market is characterized by intense competition, and price reductions for our products are necessary to meet consumer pricepoints, we expect to experience market driven pricing pressures. This will likely result in a decline in average sales prices for our products. We believe that we can offset declining average sales prices by achieving manufacturing cost efficiencies, developing new products that incorporate more advanced technology and including more advanced features that can be sold at stable average gross margins. However, if we are unable to achieve such cost reductions and technological advances, or are unable to timely introduce new products, we will lose revenues and gross margins will decline.

Seasonality in our business will cause our results of operations to fluctuate from period to period and could cause our stock price to fluctuate or decline.

    Sales of our image sensors are subject to seasonality. Some of the products using our image sensors such as PC video cameras and digital still cameras are consumer electronics goods. Typically, these goods are subject to seasonality with generally increased sales in November and December due to the holidays. In addition, we have experienced a decrease in orders in the quarter ended April 30 from our Chinese and Taiwanese customers primarily due to the Chinese New Year. As a result, we believe product sales are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We depend on a few key customers, and the loss of any of them could significantly reduce our revenues.

    Historically, a relatively small number of customers and distributors has accounted for a significant portion of our product revenues. For the year ended April 30, 2000, approximately 29% of our revenues were generated by two of our camera manufacturer customers, Creative Technology Ltd. and Alaris, Inc. These two customers accounted for 18% and 11% of our total revenues, respectively. In addition, one of our distributors, World Peace Industrial Company, Ltd., accounted for 30% of our total revenues.

    As a result of customer concentration, a significant reduction, delay or cancellation of orders from one or more of our key camera manufacturers or distributors, or a decision by our significant customers to select products manufactured by a competitor for inclusion in future product generations could seriously harm our business. For example, in 1999, we had to replace one of our largest distributors with Wintek Electronics because that distributor decided to distribute a competitor's products. We expect our operating results to continue to depend on sales to or design decisions of a relatively small number of distributors and camera manufacturers. See "Business--Customers."

We do not have long term commitments from our customers, and we allocate resources based on our estimates of customer demand, which could lead to excess inventory and lost revenue opportunities.

    Our sales are generally made on the basis of purchase orders rather than long term purchase commitments. In addition, our customers may cancel or defer purchase orders. We manufacture our products according to our estimates of customer demand. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may allocate resources to manufacturing products which we may not be able to sell or we may have to sell our products to other customers for lower prices. As a result, we would have excess inventory, which would have an adverse impact on our results of operations. For example, customers such as Creative Technology and Alaris unexpectedly deferred their purchase orders for two of our products in 1999 which resulted in our shipping fewer quantities to them in the first quarter of fiscal year 2000 and a higher than expected inventory position. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity is unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We face foreign business, political and economic risks because a majority of our products, and our customers' products are manufactured and sold outside of the United States.

    A substantial portion of our business, in particular, the manufacturing, processing and assembly of our products, is conducted outside of the United States, and as a result, we are subject to foreign business, political and economic risks. All of our products are manufactured outside of the United States. Many of our customers are camera manufacturers or are the manufacturers or suppliers for camera manufacturers and are located in China, Japan, Korea, Singapore and Taiwan. In addition, sales outside of the United States accounted for approximately 78% of our revenues for the year ended April 30, 2000. We anticipate that sales outside of the United States will continue to account for a substantial portion of our revenue in future periods. Accordingly, we are subject to foreign risks, including:

  .  difficulties in managing distributors;

  .  difficulties in staffing and managing foreign operations;

  .  difficulties in managing foundries and third party manufacturers;

  . political and economic instability, including the escalated political tension between China and Taiwan due to the recent presidential election in Taiwan, which may have an adverse impact on foreign exchange rates in Asia;

  . inadequacy of local infrastructure, in particular with respect to our future expansion in China; and

  .  difficulties in accounts receivable collections.

    In addition, camera manufacturers who design our solutions into their products sell them outside of the United States. This exposes us indirectly to foreign risks. Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in revenues and profitability in that country. A portion of our international revenues may be denominated in foreign currencies in the future, which will subject us to risks associated with fluctuations in those foreign currencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our dependence on selling through distributors increases the complexity of our business which may increase our operating costs and may reduce our ability to forecast revenues.

    Our revenues depend on design wins with new camera manufacturers which, in turn, rely on third party manufacturers or distributors to provide inventory management and purchasing functions. Selling through distributors reduces our ability to forecast sales and increases the complexity of our business, requiring us to:

  .  manage a more complex supply chain;

  .  manage the level of inventory at each distributor;

  .  provide for credits, return rights and price protection;

  . estimate the impact of credits, return rights, price protection and unsold inventory at distributors; and

  . monitor the financial condition and credit worthiness of our distributors.

Any failure to manage these challenges could reduce our revenues and damage our relationships with our distributors.

We face intense competition in our markets from more established charged couple device image sensor manufacturers and complementary metal oxide semiconductor image sensor manufacturers and if we are unable to compete successfully, we will not achieve our financial objectives.

    The image sensor market is intensely competitive. These markets are characterized by rapid technological change, evolving standards, short product life cycles and decreasing prices. Our current products face competition from a number of sources including companies which sell charged couple device image sensors as well as other companies which sell multiple chip complementary metal oxide semiconductor image sensors. We expect competition in our markets to increase.

    Many of our competitors have longer operating histories and greater presence in key markets, greater name recognition, access to large customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their product than we may. Our competition includes charged couple device image sensor manufacturers, including Matsushita Electric Industrial, Sanyo Electric Co. Ltd., Sharp Corporation, Sony Corporation, Toshiba Corporation and Victor Company of Japan, as well as complementary metal oxide semiconductor image sensor manufacturers such as Agilent Technologies, Inc., Conexant Systems, Inc., Hyundai Electronics Industries Co. Ltd., Mitsubishi Electronic, Motorola, Inc. and Toshiba Corporation. In addition, there are a large number of smaller startup companies including Chrontel, Inc., ElecVision, Inc., Photobit Corporation and VLSI Vision Ltd. (now a division of ST Microelectronics), which may compete with us. In particular, Hyundai and Agilent Technologies have introduced multiple chip complementary metal oxide semiconductor image sensors. We cannot assure you that we can compete successfully against current or potential competitors, or that competition will not seriously harm our business by reducing sales of our products, reducing our profits and reducing our market share. See "Business--Competition" for additional information about our competitors and competition in our market.

Our success depends on the development and introduction of new products, which we may not be able to do in a timely manner because the process of developing products using complementary metal oxide semiconductor image sensors is complex and costly.

    The development of new products is highly complex, and we have experienced delays in completing the development and introduction of new products on several occasions in the past, some of which exceeded six months. Although we plan to introduce additional three volt color image sensors this year, unforeseeable circumstances may delay their introduction. As our products integrate new and more advanced functions, they become more complex and increasingly difficult to design and debug. Successful product development and introduction depend on a number of factors, including:

  . accurate prediction of market requirements and evolving standards, including pixel resolution, output interface standards, power requirements, optical lens size, input standards and operating systems for personal computers and other platforms;

  .  development of advanced technologies and capabilities;

  .  definition of new products which satisfy customer requirements;

  .  timely completion and introduction of new product designs;

  . use of leading edge foundry processes and achievement of high manufacturing yields; and

  .  market acceptance of the new products.

Accomplishing all of this is extremely challenging, time consuming and expensive. We cannot assure you that any new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of acceptance in new and existing markets.

The high level of complexity and integration of functions of our products increases the risk of latent defects which could damage customer relationships and increase our costs.

    Because we integrate many functions on a single chip, our products are complex. The greater integration of functions and complexity of operations of our products, the greater the risk that latent defects or subtle faults could be discovered by customers or end users after volumes of product have been shipped. Although we test our products, they may contain defects and errors. In the past we have encountered defects and errors in our products. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, product warranty costs for recall and replacement and product liability claims against us which may not be fully covered by insurance.

We maintain a backlog of customer orders which is subject to cancellation or delay in delivery schedules, and any cancellation or delay may result in lower than anticipated revenues.

    We manufacture and market primarily standard products. Our sales are generally made pursuant to standard purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming twelve months. As of April 30, 2000, we had a backlog of approximately $23.7 million. Although our backlog is typically filled within two to four quarters, orders constituting our current backlog are subject to cancellation or changes in delivery schedules, and backlog may not necessarily be an indication of future revenue. In addition, the current backlog will not necessarily lead to revenues in any future period. Any cancellation or delay in orders which constitute our current or future backlog may result in lower than expected revenues. Our bookings visibility continues to be limited with a substantial majority of our quarterly product revenues coming from orders that are received and fulfilled in the same quarter.

We must attract and retain qualified personnel to be successful, and competition for qualified personnel is intense in our market.

    Our success depends to a significant extent upon the continued contributions of our key management, technical and sales personnel, many of whom would be difficult to replace. The loss of one or more of these employees could seriously harm our business. We do not have key person life insurance on any of our key personnel. We have no agreements which obligate our employees to continue working for us. Our success also depends on our ability to identify, attract and retain qualified technical (particularly analog or mixed signal design engineers), sales, marketing, finance and management personnel. Competition for qualified personnel is particularly intense in our industry and in Silicon Valley, California. This is due to a number of factors, including the high concentration of established and emerging growth technology companies. This competition makes it difficult to retain our key personnel and to recruit new qualified personnel. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our revenues and product development efforts could be harmed.

We may be unable to adequately protect our intellectual property and therefore we may lose some of our competitive advantage.

    We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have been issued patents and have a number of pending United States and foreign patent applications. However, we cannot assure you that any patent will issue as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products, or technology without authorization, develop similar technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. These disputes may result in costly and time consuming litigation or the license of additional elements of our intellectual property for free.

We could become subject to litigation regarding intellectual property, which could divert management attention, be costly to defend and prevent us from using or selling the challenged technology.

    In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. This litigation is widespread in the technology industry and is particularly prevalent in the semiconductor industry, where a number of companies aggressively use their patent portfolios by bringing numerous infringement claims. In addition, in recent years, there has been an increase in the filing of nuisance suits alleging infringement of intellectual property rights, which pressure defendants into entering settlement arrangements to quickly dispose of such suits, regardless of their merits.

    In March 2000, we received written notice from Koninklijke Philips N.V. ("Philips") in which Philips claimed to have patent rights in a serial bus system for data transmission, known as the I/2/C bus system. We are currently in negotiations with Philips for royalty or licensing arrangements. Specifically, Philips has initially requested a royalty rate of 2% of the net selling price of products that use the I/2/C bus system. However, we may not be able to enter into any royalty or licensing agreements on commercially acceptable terms or at all. Although we have recently begun the process of implementing a redesigned serial bus system for our products in an effort to avoid infringement of Philips' patents, we cannot be sure that these redesign efforts will be successful or will result in competitive products.

    In March 1999, we received a written notice from Photobit Corporation in which Photobit claimed to have patent rights in certain image sensor technology. Photobit requested that we review our products in light of one of their issued patents U.S. Patent No. 5,841,126. We have reviewed Photobit's patent and based on an opinion from our patent counsel, we do not believe there is a valid claim against us under this patent. In June 2000, we received a second written notice from Photobit, in which Photobit reiterated their claim on U.S. Patent No. 5,841,126 and further alleged that we infringed upon U.S. Patent No. 5,886,659, U.S. Patent No. 5,990,506, U.S. Patent No. 6,005,619 and
U.S. Patent No. 6,021,172 related to various aspects of color image sensors. Photobit did not indicate which of our products nor the manner in which any of our products might infringe on its patents. We have reviewed these additional patents and based on an opinion from our patent counsel, we do not believe there is a valid claim against us under any of these patents. We plan to vigorously defend ourselves against any claim arising from these notices.

    Photobit or other companies may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, pay substantial damages under applicable law, including treble damages if we are held to have willfully infringed, cease the manufacture, use and sale of infringing products or to expend significant resources to develop noninfringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Failure to effectively manage our growth could adversely affect our ability to increase our revenues and improve our earnings.

    We are experiencing a period of significant growth that will continue to place a great strain on our management and other resources. We have grown from 57 employees on April 30, 1999 to 74 employees on April 30, 2000. To manage our growth effectively, we must, among other things:

  .  implement and improve operational and financial systems;

  .  train and manage our employee base;

  .  attract and retain qualified personnel with relevant experience; and

  .  lease additional facilities within the next 12 months.

    We must also manage multiple relationships with customers, business partners and other third parties, such as our foundries and process and assembly vendors. Moreover, our growth may significantly overburden our management and financial systems and other resources. We also cannot assure you that we have made adequate allowances for the costs and risks associated with this expansion. In addition, our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to capitalize on potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development and administrative support.

                         Risks Related to this Offering

Management may apply the proceeds of this offering to uses that do not increase our profits or market value and this may cause the market price of our stock to decline.

    Our management has broad discretion as to how to spend the net proceeds from this offering and may spend those proceeds in ways which may not increase our profitability or our market value. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See "Use of Proceeds."

Provisions in our charter documents and Delaware law could prevent or delay a change in control of OmniVision and may reduce the market price of our common stock.

    Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

  . adjusting the price, rights, preferences, privileges and restrictions of preferred stock without stockholder approval;

  . providing for a classified board of directors with staggered, three year terms;

  . requiring supermajority voting to amend some provisions in our certificate of incorporation and bylaws;

  .  limiting the persons who may call special meetings of stockholders; and

  .  prohibiting stockholder actions by written consent.

    Provisions of Delaware law also may discourage, delay or prevent another company from acquiring or merging with us. See "Description of Capital Stock-- Preferred Stock" and "--Anti-Takeover Provisions."

Existing stockholders own a large percentage of our voting stock, which may allow them to influence the election of directors and approval or disapproval of significant corporate actions that may not be in the best interests of our stockholders.

    Immediately after the offering, our executive officers, directors and other principal stockholders will beneficially own or control, directly or indirectly, approximately 21.6% of the outstanding shares of common stock. As a result, if these persons act together, they will significantly influence the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interests of other stockholders. In addition, the voting power of these stockholders could have the effect of delaying or preventing a change in control of OmniVision. This concentration of ownership could also adversely affect our stock's market price or lessen any premium over market price that an acquiror might otherwise pay. See "Principal Stockholders."

Our common stock has not been publicly traded, and we expect that the price of our stock may fluctuate substantially which may make it difficult to resell your shares at or above the initial public offering price.

    Recently, the stock prices of technology companies similar to OmniVision have been volatile. Moreover, prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

  .  actual or anticipated fluctuations in our operating results;

  .  changes in expectations as to our future financial performance;

  .  changes in financial estimates of securities analysts;

  .  changes in market valuations of other technology companies; and

  . announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions.

Due to these factors, the price of our stock may decline and the value of your investment would be reduced. In addition, the stock market experiences extreme volatility that often is unrelated to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

Class action litigation due to stock price volatility could lead to substantial costs and divert our management's attention and resources.

    In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the semiconductor industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Accordingly, we may in the future be the target of securities litigation. Securities litigation could result in substantial costs and could divert our management's attention and resources.

Future sales of our common stock in the public market may depress our stock price.

    After this offering, we will have outstanding 21,190,551 shares of common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause our stock price to decline. All the shares sold in this offering will be freely tradeable, except for those shares reserved by the underwriters for sale to employees, directors and other persons associated with us, which will be subject to the restrictions on sale described in "Underwriting." Of the remaining 16,190,551 shares of common stock outstanding after this offering, approximately 15,425,642 of the shares will be eligible for sale in the public market beginning 180 days after the effective date of this offering and 764,909 of the shares will become freely tradeable at various dates thereafter upon the lapse of rights of repurchase by the Company. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale."

                           FORWARD LOOKING STATEMENTS

    This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward looking statements by terminology such as "may", "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward looking statement. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward looking statements.

                                USE OF PROCEEDS

    Our proceeds from the sale of the 5,000,000 shares of common stock we are offering are estimated to be $59.2 million ($68.2 million if the underwriters' over allotment option is exercised in full) at the initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses.

    Other than anticipated capital expenditures in the amount of approximately $3.0 million in the next 12 months, we have no specific plan for the proceeds from this offering. The primary purpose of the offering is to use the proceeds for general corporate purposes, including working capital. We may also use some of the proceeds to meet capacity commitments or to acquire other companies, technology or products that complement our business, although we are not currently planning any of these transactions. Pending these uses, the net proceeds of this offering will be invested in interest bearing, investment grade securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the next 12 months.

                                 CAPITALIZATION

    The following table sets forth:

  . the actual capitalization of OmniVision at April 30, 2000, assuming reincorporation into Delaware;

  . the pro forma capitalization of OmniVision after giving effect to the conversion of all outstanding shares of preferred stock into 12,305,001 shares of common stock immediately prior to the completion of this offering; and

  . the pro forma as adjusted capitalization, which gives effect to the sale in this offering of 5,000,000 shares of common stock at an initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                        April 30, 2000
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                  (in thousands, except share
                                                             data)
Redeemable Convertible Preferred Stock......... $ 21,082  $     --    $     --
Stockholders' Equity:
  Common stock, $0.001 par value; 100,000,000
    shares authorized, actual;
    3,885,550 shares issued and outstanding,
    actual; 100,000,000 shares authorized, pro
    forma; 16,190,551 shares issued and
    outstanding, pro forma; 21,190,551 shares
    issued and outstanding, pro forma as
    adjusted...................................        4        16          21
  Additional paid-in capital...................    5,840    26,910      86,055
  Deferred compensation related to stock
    options....................................   (2,495)   (2,495)     (2,495)
  Accumulated deficit..........................  (10,662)  (10,662)    (10,662)
                                                --------  --------    --------
     Total stockholders' equity................   (7,313)   13,769      72,919
                                                --------  --------    --------
     Total capitalization...................... $ 13,769  $ 13,769    $ 72,919
                                                ========  ========    ========

    In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

  . 2,031,450 shares issuable upon exercise of outstanding options at a weighted average exercise price of $6.57 per share as of April 30, 2000; and

  . a total of 3,528,000 shares available for future issuance under our various stock plans as of April 30, 2000 excluding the annual increases in the number of shares authorized under each of our plans beginning May 1, 2002. See "Management--Stock Plans" for a description of how these annual increases are determined.

    Please read the capitalization table together with the sections of this prospectus entitled "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes beginning on page F-1.

                                    DILUTION

    Our pro forma net tangible book value at April 30, 2000 was approximately $13,769,000, or $0.85 per share after giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock upon completion of this offering. Pro forma net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of the 5,000,000 shares of our common stock offered in this offering at an initial public offering price of $13.00 per share (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) our pro forma as adjusted net tangible book value at April 30, 2000 would have been approximately $72,919,000 or $3.44 per share. This represents an immediate increase in net tangible book value of $2.59 per share to existing stockholders and an immediate dilution of $9.56 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates the per share dilution to the new investors:

Initial public offering price per share.............................       $13.00
  Pro forma net tangible book value per share at April 30, 2000.....  0.85
  Increase in pro forma net tangible book value per share
    attributable to this offering...................................  2.59
                                                                      ----
Pro forma net tangible book value per share as adjusted after the
  offering..........................................................         3.44
                                                                           ------
Dilution per share to new investors in this offering................       $ 9.56
                                                                           ======

    The following table summarizes, on a pro forma basis as of April 30, 2000, the total number of stockholders and new investors with respect to the number of shares of common stock purchased from OmniVision, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors in this offering before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

                                 Shares Purchased  Total Consideration  Average
                                ------------------ ------------------- Price Per
                                  Share    Percent   Amount    Percent   Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.........  16,190,551    76%  $22,066,000    25%   $ 1.36
New investors.................   5,000,000    24%   65,000,000    75%   $13.00
                                ----------   ---   -----------   ---
  Total.......................  21,190,551   100%  $87,066,000   100%
                                ==========   ===   ===========   ===

    The information in the table above excludes:

  . 2,031,450 shares issuable upon exercise of outstanding options at a weighted average exercise price of $6.57 per share as of April 30, 2000; and

  . a total of 3,528,000 shares available for future issuance under our various stock plans as of April 30, 2000 excluding the annual increases in the number of shares authorized under each of our plans beginning May 1, 2002. See "Management--Stock Plans" for a description of how these annual increases are determined.

    If the 2,031,450 shares issuable upon exercise of outstanding options were exercised, the dilution to new investors would be $9.29 per share.

    Please read the capitalization table together with the sections of this prospectus entitled "Capitalization," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes beginning on page F-1.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the fiscal year ended April 30, 1996 and the balance sheet data at April 30, 1996 are derived from our unaudited financial statements not included in this prospectus. The statement of operations data for the fiscal year ended April 30, 1997 and the balance sheet data at April 30, 1997 and 1998 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the fiscal years ended April 30, 1998, 1999 and 2000 and the balance sheet data at April 30, 1999 and 2000 are derived from our audited financial statements included in this prospectus. Our unaudited financial statements have been prepared by us on a basis consistent with our audited financial statements and, in management's opinion, include all adjustments necessary for a fair presentation of such information.

                                         Year Ended April 30,
                                -------------------------------------------
                                 1996     1997     1998     1999     2000
                                -------  -------  -------  -------  -------
                                     (in thousands, except per share)
Statement of Operations Data:
Revenues......................  $   166  $    59  $ 1,476  $ 5,243  $40,253
Cost of revenues..............      438      557    2,652    4,085   28,191
                                -------  -------  -------  -------  -------
 Gross profit (loss)..........     (272)    (498)  (1,176)   1,158   12,062
                                -------  -------  -------  -------  -------
Operating expenses:
 Research and development.....      451    1,698    3,440    3,290    3,702
 Selling, general and
   administrative.............      464      706    1,323    1,853    3,243
 Stock compensation charge....       28       44      206      459    1,552
                                -------  -------  -------  -------  -------
  Total operating expenses....      943    2,448    4,969    5,602    8,497
                                -------  -------  -------  -------  -------
Income (loss) from
  operations..................   (1,215)  (2,946)  (6,145)  (4,444)   3,565
Interest income (expense),
  net.........................       39      108      106      396      174
                                -------  -------  -------  -------  -------
Income (loss) before income
  taxes.......................   (1,176)  (2,838)  (6,039)  (4,048)   3,739
Provision for income taxes....       --       --       --       --     (300)
                                -------  -------  -------  -------  -------
Net income (loss).............  $(1,176) $(2,838) $(6,039) $(4,048) $ 3,439
                                =======  =======  =======  =======  =======
Net income (loss) per share:
 Basic........................  $(11.31) $(16.89) $(12.71) $ (5.59) $  1.15
                                =======  =======  =======  =======  =======
 Diluted......................  $(11.31) $(16.89) $(12.71) $ (5.59) $  0.21
                                =======  =======  =======  =======  =======
Shares used in computing net
  income per share:
 Basic........................      104      168      475      724    2,985
                                =======  =======  =======  =======  =======
 Diluted......................      104      168      475      724   16,399
                                =======  =======  =======  =======  =======
Pro forma net income per share
  (unaudited):
 Basic........................                                      $  0.22
                                                                    =======
 Diluted......................                                      $  0.21
                                                                    =======
Shares used in computing pro
  forma net income per share
  (unaudited):
 Basic........................                                       15,290
                                                                    =======
 Diluted......................                                       16,399
                                                                    =======

    Research and development expenses and selling, general and administrative expenses exclude stock compensation charge; see Note 8 of our Notes to Financial Statements. The pro forma net income (loss) per share is calculated assuming that all outstanding shares of convertible preferred stock are converted into common stock at the beginning of the periods presented or on the date of issuance of the preferred stock, whichever is later.

                                               April 30,
                               ----------------------------------------------
                                1996     1997      1998      1999      2000
                               -------  -------  --------  --------  --------
                                             (in thousands)
Balance Sheet Data:
Cash and cash equivalents..... $ 1,329  $ 3,747  $  2,686  $  5,374  $  5,888
Working capital...............   1,344    3,669     2,343     6,819    11,667
Total assets..................   1,782    4,516     3,721    10,536    26,298
Total current liabilities.....     378      268       633     2,632    12,529
Total redeemable convertible
  preferred stock.............   2,478    8,118    12,745    21,082    21,082
Accumulated deficit...........  (1,176)  (4,014)  (10,053)  (14,101)  (10,662)
Total stockholders' equity.... $(1,074) $(3,870) $ (9,658) $(13,178) $ (7,313)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in this discussion and analysis contain forward looking statements based upon current expectations that involve risks and uncertainties. When used in this prospectus, the words "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue,"and similar expressions as they relate to us are included to identify forward looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

    We were incorporated in May 1995. We design, develop and market high performance, high quality, highly integrated and cost efficient semiconductor image sensor devices. Our single chip image sensors are used in a variety of electronic cameras and camera related products for both still picture and live video applications. Our image sensors are used in cameras and camera related products such as personal computer cameras, digital still cameras, closed circuit TVs, mobile phone cameras, personal digital assistant cameras, security and surveillance cameras and toy cameras. Our image sensors are designed to use the complementary metal oxide semiconductor fabrication process, a new, easier to use semiconductor technology for image sensors. Our single chip image sensors can allow our customers to build cameras that are smaller, require fewer chips, consume less power and cost less to build than cameras using traditional charged couple device technology, or multiple chip complementary metal oxide semiconductor image sensors. Unlike competitive image sensors, which require multiple chips to achieve the same functions we are able to integrate nearly all camera functions into a single chip. This leads us to believe that we supply the most highly integrated single chip complementary metal oxide semiconductor image sensor solution.

    Image sensors are characterized by several important attributes such as picture resolution, color, lens size, voltage requirements and type of video output. We intend to continue developing new products aimed at new and existing markets. We plan to expand the range of picture resolutions we offer, provide additional products that require only three volts for portable applications and further improve image quality and integrate additional functions into our image sensor. In addition, we developed and market an interface chip that can easily connect a camera to the universal serial bus on personal computers, and we plan to make improvements to that product as well.

    Our first image sensor was a low resolution, black and white sensor introduced in 1996. We introduced an improved version of this sensor in early 1997. In addition, we introduced color and digital image sensors in 1997 and higher resolution and higher quality image sensors in 1998 and 1999. For the year ended April 30, 2000, the first period in which we generated substantial revenues, the majority of our revenues were generated from the sale of our five volt color image sensors. Given the growth of the Internet and multimedia applications which allow for digital images to be captured, stored and transported, we expect that the majority of our revenues in fiscal year 2001 will be generated from our five volt color image sensors, which are used primarily in affordable and easy to use personal computer cameras.

    We sell our products through a direct sales force and indirectly through distributors and manufacturers' representatives. Our image sensors are sold to camera manufacturers who market camera products under their own brand. We also sell to large manufacturing companies that produce camera products for others to market under different brand names.

    We outsource all of our semiconductor manufacturing and assembly. This approach allows us to focus our resources on the design, development and marketing of our products and significantly reduces our capital requirements. We outsource the majority of our wafer manufacturing to Taiwan Semiconductor Manufacturing Company, or TSMC, and have recently started receiving wafers from Powerchip Semiconductor Company, or PSC. We have a signed agreement with Shanghai HuaHong NEC, or HuaHong-NEC, for additional wafer production capacity to provide for our future growth and for unexpected demand for our products. In addition, we have a signed agreement with Samsung Electronics Co., Ltd., or Samsung, who is our sole source supplier for our universal serial bus interface chip that we sometimes sell along with our image sensor. A majority of our unit sales of image sensors for the year ended April 30, 2000 are color image sensors. These require a color filter to be applied to the wafer before packaging. We outsource the application of this color filter to Toppan Printing Co., or Toppan, and TSMC, and we recently qualified PSC as an additional source. We outsource the packaging of our image sensors to Kyocera Corporation, or Kyocera and Alphatec Semiconductor Packaging Co., or Alphatec. Outside testing services do not offer suitable tests for the key parameter of product performance, image quality. Therefore, we design and produce our own automatic testing equipment specifically for image sensor testing, and we do substantially all of our testing in house. Our control over the testing process helps us maintain consistent product quality and identify areas to improve product quality and reduce costs.

    We recognize revenues when our products are shipped to our customers or, in the case of sales to distributors made under agreements permitting the return of unsold products, when our distributors ship the products to their customers. Our sales are generally made on a purchase order basis rather than by long term purchase commitments. Our customers may cancel or defer purchase orders without penalty. Our backlog includes only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming twelve months. While our backlog may be substantial at times, it is subject to cancellation or changes in delivery schedules and may not necessarily be an indication of future revenues.

    Sales of our image sensors are subject to seasonality. Some of the products using our image sensors such as personal computer video cameras and digital still cameras are consumer electronics goods. Typically, these goods are subject to seasonality with generally increased sales in November and December due to the holidays. In addition, we have experienced a decrease in orders in the quarter ended April 30 from our Chinese and Taiwanese customers primarily due to the Chinese New Year. As a result, product sales are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year.

    We intend to maintain our technology leadership by continuing to develop our core technology through our in house research and development efforts. As a result, we expect our research and development expenses to increase in fiscal year 2001.

Results of Operations

    The following tables set forth, for the periods indicated, certain statement of operations data and certain statement of operations data reflected as a percentage of revenues. Our results of operations are reported as a single business segment.

                                                    Year Ended April 30,
                                                   ---------------------------
                                                    1998      1999      2000
                                                   -------   -------   -------
                                                       (in thousands)
Statement of Operations Data:
Revenues.........................................  $ 1,476   $ 5,243   $40,253
Cost of revenues.................................    2,652     4,085    28,191
                                                   -------   -------   -------
 Gross profit (loss).............................   (1,176)    1,158    12,062
                                                   -------   -------   -------
Operating expenses:
 Research and development........................    3,440     3,290     3,702
 Selling, general and administrative.............    1,323     1,853     3,243
 Stock compensation charge.......................      206       459     1,552
                                                   -------   -------   -------
  Total operating expenses.......................    4,969     5,602     8,497
                                                   -------   -------   -------
Income (loss) from operations....................   (6,145)   (4,444)    3,565
Interest income (expense), net...................      106       396       174
                                                   -------   -------   -------
Income (loss) before income taxes................   (6,039)   (4,048)    3,739
Provision for income taxes.......................       --        --      (300)
                                                   -------   -------   -------
Net income (loss)................................  $(6,039)  $(4,048)  $ 3,439
                                                   =======   =======   =======

                                                    Year Ended April 30,
                                                   ---------------------------
                                                    1998      1999      2000
                                                   -------   -------   -------
As a Percentage of Revenues:
Revenues.........................................    100.0 %   100.0 %   100.0 %
Cost of revenues.................................    179.7      77.9      70.0
                                                   -------   -------   -------
 Gross profit (loss).............................    (79.7)     22.1      30.0
                                                   -------   -------   -------
Operating expenses:
 Research and development........................    233.1      62.8       9.2
 Selling, general and administrative.............     89.6      35.3       8.1
 Stock compensation charge.......................     14.0       8.8       3.9
                                                   -------   -------   -------
  Total operating expenses.......................    336.7     106.9      21.2
                                                   -------   -------   -------
Income (loss) from operations....................   (416.4)    (84.8)      8.8
Interest income (expense) net....................      7.2       7.6       0.4
                                                   -------   -------   -------
Income (loss) before income taxes................   (409.2)    (77.2)      9.2
Provision for income taxes.......................      0.0       0.0      (0.7)
                                                   -------   -------   -------
Net income (loss)................................   (409.2)%   (77.2)%     8.5 %
                                                   =======   =======   =======

Results of Operations for the Fiscal Years Ended April 30, 2000, 1999 and 1998

    Revenues. Revenues for the fiscal years ended April 30, 2000, 1999 and 1998 were $40.3 million, $5.2 million and $1.5 million, respectively. Revenues increased $35.1 million from fiscal year 1999 to fiscal year 2000 primarily as a result of an increase in sales of our color image sensor products to camera manufacturer customers and increased demand for our image sensor products through our distribution channels. For the fiscal year 2000, one of our distributors, World Peace, represented approximately 30% of total revenues and two of our camera manufacturer customers, Creative Technology and Alaris, accounted for approximately 18% and 11% of total revenues, respectively. For the fiscal year 1999, two of our distributors, World Peace and Holy Stone represented approximately 43% and 24% of total revenues, respectively. For the fiscal year 1998, one of our distributors, HolyStone, represented approximately 12% of total revenues and three of our camera manufacturer customers, Emperor Corporation, TNC Industrial Co. and PureTek Industrial represented approximately 17%, 16% and 12% of total revenues, respectively. No other customers accounted for 10% or more of total revenues in the fiscal years ended 2000, 1999 and 1998. Revenues increased from fiscal year 1998 to fiscal year 1999 due to the commencement of commercial sales of our color image sensor products through our distribution channels. In the first quarter of the year ended April 30, 1999, we decreased the prices of our image sensor products in order to stimulate the demand. Subsequently, the average selling price has continued to decline, but at a slower rate. Nonetheless, revenues have increased because of higher volumes shipped.

    Gross profit. Gross margins for the fiscal years 2000, 1999 and 1998 were 30.0%, 22.1% and (79.7)%, respectively. The increase in gross margin from fiscal year 1999 to fiscal year 2000 was primarily due to the increase in sales of higher margin color image sensors, improved final test yields and the benefit of fixed period costs being spread over a larger sales volume. These improvements to gross margin in fiscal year 2000 were partly offset by the effect of a cumulative royalty reserve of $944,000. For a discussion of this royalty charge, see "Business--Intellectual Property." Gross margin for fiscal year 2000 would have been 32.3%, excluding the effect of the charge for cumulative royalties. The negative gross margin for the fiscal year 1998 was caused by relatively low final test yields for a variety of new black and white and color image sensors.

    Research and development. Research and development expenses for the fiscal years 2000, 1999 and 1998 were approximately $3.7 million, $3.3 million and $3.4 million, respectively. As a percentage of revenues, research and development expenses represented 9.2%, 62.8% and 233.1% of revenues, respectively. As revenues increased from fiscal year 1999 to fiscal year 2000, research and development expenses declined as a percentage of revenues. Our research and development expenses increased by approximately $412,000 from fiscal year 1999 to fiscal year 2000 due to an increase in salaries and payroll related expenses associated with additional personnel. This increase was partially offset by reductions in the cost of engineering supplies and materials and a reduction in engineering consulting fees. Research and development expenses decreased as a percent of revenues because revenues increased at a rate greater than the rate of increase in expenses. Research and development expenses consist primarily of compensation and personnel related expenses and costs for purchased materials, designs and tooling, depreciation of computers and workstations, and amortization of computer aided design software, all of which may fluctuate significantly from period to period as a result of our product development cycles. We expect that our future research and development expenses will increase in absolute dollars and as a percentage of revenues as we design and develop our next generation of image sensor products.

    Selling, general and administrative. Selling, general and administrative expenses were $3.2 million, $1.9 million and $1.3 million for the fiscal years 2000, 1999 and 1998, respectively. Selling, general and administrative expenses consist primarily of compensation and personnel related expenses and commissions paid to distributors and manufacturers' representatives. As a percentage of revenues, selling general and administrative expenses represented 8.1%, 35.3% and 89.6%, during 2000, 1999 and 1998 respectively. Our selling, general and administrative expenses increased each fiscal year due to increases in salaries and commissions to distributors and manufacturers' representatives. The overall decrease in our selling, general and administrative expenses as a percentage of revenues was primarily due to the increased revenues, only partially offset by increased compensation and personnel expenses and an increase in commissions paid to distributors. We expect that our future selling, general and administrative expenses will increase in absolute dollars and as a percentage of revenues.

    Stock compensation charge. We incurred stock compensation charges of approximately $1.6 million, $459,000 and $206,000 for the fiscal years 2000, 1999 and 1998, respectively. Deferred compensation, representing the difference between the deemed fair market value of our common stock on the date of grant and the exercise price of stock options on the date of grant, is amortized on an accelerated basis as the options vest. We expect deferred compensation charges of $2.5 million as of April 30, 2000 to be amortized on an accelerated basis over the vesting period of generally five years.

    Interest income (expense) net. Interest income and interest expense for the fiscal years 2000, 1999 and 1998 were minor because we have financed our business operations primarily through a series of relatively small private equity transactions.

    Provision for income taxes. We generated approximately $3.7 million in operating profits for the fiscal year ended April 30, 2000 and had a provision for income taxes amounting to $300,000 after taking into consideration the utilization of the prior years' net operating loss carryforwards and credits. We incurred operating losses for the fiscal years ended April 30, 1999 and 1998 and therefore had no provision for income taxes in those periods. As of April 30, 2000, we had net operating losses of approximately $2.7 million available to offset future taxable income. If not used, the net operating losses expire between 2001 and 2019. Because of certain changes in ownership of OmniVision in December 1996, there is an annual limitation of approximately $200,000 on the use of approximately $700,000 net operating loss carryforwards pursuant to
Section 382 of the Internal Revenue Code.

Quarterly Results of Operations

    The following table sets forth certain unaudited selected quarterly results of operations data for the eight quarters ended April 30, 2000, as well as such data expressed as a percentage of revenues. This data has been derived from our unaudited financial statements that, in the opinion of management, include all adjustments necessary for the fair presentation of such information for the periods presented. This statement of operations data should be read in conjunction with our annual financial statements, and the related notes thereto appearing elsewhere in this prospectus.

                                                     Three Months Ended
                          ---------------------------------------------------------------------------------
                          July 31,   Oct. 31,   Jan. 31,   April 30,  July 31, Oct. 31, Jan. 31,  April 30,
                            1998       1998       1999       1999       1999     1999     2000      2000
                          --------   --------   --------   ---------  -------- -------- --------  ---------
                                                         (unaudited)
                                       (in thousands and as a percentage of revenues)
Statement of Operations
  Data:
Revenues................  $   313    $   750    $ 1,084     $ 3,096    $4,803   $8,063  $12,245    $15,142
Cost of revenues........      171        534        890       2,491     3,178    5,912    8,608     10,493
                          -------    -------    -------     -------    ------   ------  -------    -------
  Gross profit..........      142        216        194         605     1,625    2,151    3,637      4,649
                          -------    -------    -------     -------    ------   ------  -------    -------
Operating expenses:
  Research and
   development..........      758        753        749       1,030       787      762      904      1,249
  Selling, general and
   administrative.......      408        433        537         475       632      648      846      1,117
  Stock compensation
   charge...............       75        128        128         128        79      666      414        393
                          -------    -------    -------     -------    ------   ------  -------    -------
   Total operating
    expenses............    1,241      1,314      1,414       1,633     1,498    2,076    2,164      2,759
                          -------    -------    -------     -------    ------   ------  -------    -------
Income (loss) from
 operations.............   (1,099)    (1,098)    (1,220)     (1,028)      127       75    1,473      1,890
Interest income
 (expense), net.........       49        140         78         129        51       36       52         35
                          -------    -------    -------     -------    ------   ------  -------    -------
Income (loss) before
 income taxes...........   (1,050)      (958)    (1,142)       (899)      178      111    1,525      1,925
Provision for income
 taxes..................        0          0          0           0         1        0        0        299
                          -------    -------    -------     -------    ------   ------  -------    -------
Net income (loss).......  $(1,050)   $  (958)   $(1,142)    $  (899)   $  177   $  111  $ 1,525    $ 1,626
                          =======    =======    =======     =======    ======   ======  =======    =======
As a Percentage of
  Revenues:
Revenues................    100.0%     100.0%     100.0%      100.0%    100.0%   100.0%   100.0%     100.0%
Cost of revenues........     54.6       71.2       82.1        80.5      66.2     73.3     70.3       69.3
                          -------    -------    -------     -------    ------   ------  -------    -------
  Gross profit..........     45.4       28.8       17.9        19.5      33.8     26.7     29.7       30.7
                          -------    -------    -------     -------    ------   ------  -------    -------
Operating expenses:
  Research and
   development..........    242.2      100.4       69.1        33.3      16.4      9.5      7.4        8.2
  Selling, general and
   administrative.......    130.4       57.7       49.5        15.3      13.2      8.0      6.9        7.4
  Stock compensation
   charge...............     24.0       17.1       11.8         4.1       1.6      8.3      3.4        2.6
                          -------    -------    -------     -------    ------   ------  -------    -------
   Total operating
    expenses............    396.6      175.2      130.4        52.7      31.2     25.8     17.7       18.2
                          -------    -------    -------     -------    ------   ------  -------    -------
Income (loss) from
 operations.............   (351.2)    (146.4)    (112.5)      (33.2)      2.6      0.9     12.0       12.5
Interest income
 (expense), net.........     15.7       18.7        7.2         4.2       1.0      0.5      0.5        0.2
                          -------    -------    -------     -------    ------   ------  -------    -------
Income (loss) before
 income taxes...........   (335.5)    (127.7)    (105.3)      (29.0)      3.6      1.4     12.5       12.7
Provision for income
 taxes..................      0.0        0.0        0.0         0.0       0.0      0.0      0.0        2.0
                          -------    -------    -------     -------    ------   ------  -------    -------
Net income (loss).......   (335.5)%   (127.7)%   (105.3)%     (29.0)%     3.6%     1.4%    12.5%      10.7%
                          =======    =======    =======     =======    ======   ======  =======    =======

    Sales of our color image sensor products increased in the three months ended October 31, 1999, January 31, 2000 and April 30, 2000. In the three months ended April 30, 2000, research and development expenses and selling, general and administrative expenses increased due to increases in headcount and the associated payroll and personnel related expenses. In addition, these increases resulted from higher design and material cost, depreciation and amortization, and higher levels of commissions paid to distributors in the three months ended April 30, 2000.

    Gross margins have fluctuated as a result of the introduction of new products, volatility of yields, economies of scale and other factors. In the three months ended April 30, 2000, gross profit was reduced by a cumulative royalty reserve of $944,000. For a discussion of this royalty charge, see "Business--Intellectual Property." Our net income for the three months ended April 30, 2000 would have been approximately $2.4 million, excluding the charge for cumulative royalties.

    We believe that period to period comparisons of our operating results should not be relied upon as an indication of our future performance. In the past, our results of operations have fluctuated significantly, and we expect similar quarterly fluctuations in the future as a result of a number of factors beyond our control. Among other things, these factors include the rate of growth in the market for our products, changes in the demand for our products and seasonality. In addition, because a significant percentage of our revenues has been and is expected to continue to be derived from a limited number of camera manufacturers and distributors, any variation in the timing of orders from those large customers, or design wins or losses from potential large customers, can result in significant fluctuations in our quarterly operating results. Our anticipated research and development, selling and marketing, and general and administrative expenses are based, in part, on future projections of revenues. As a result of these and other factors, it is likely that in some future period our operating results or business outlook will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price of our common stock. See "Risk Factors."

Liquidity and Capital Resources

    Since inception, we have satisfied our liquidity requirements principally through the issuance and sale of securities, totaling approximately $22.1 million. For the fiscal year ended April 30, 2000, we generated $1.2 million in cash from operating activities. During the fiscal years ended April 30, 1999 and 1998, we used $5.0 and $5.3 million, respectively, for operating activities, primarily due to operating losses and increased working capital as sales increased. Net cash used from investing activities was approximately $1.6 million, $650,000, and $413,000 for the fiscal years ended April 30, 2000, 1999 and 1998 respectively. As of April 30, 2000, we did not have any significant capital expenditure commitments. Net cash provided from financing activities was $874,000 from the issuance and sale of common stock upon the exercise of employee stock options during the fiscal year ended April 30, 2000, $8.3 million from the issuance and sale of Series C preferred stock in the fiscal year ended April 30, 1999, and $4.6 million from the issuance and sale of Series C preferred stock in the fiscal year ended April 30, 1998.

    As of April 30, 2000, we had $5.9 million in cash and cash equivalents, We believe that the net proceeds of the sale of common stock from this offering, together with our existing cash resources, will be sufficient to meet our capital requirements for at least the next 12 months. After this period, capital requirements will depend on many factors, including the levels at which we maintain inventory and accounts receivable, costs of securing access to adequate manufacturing capacity and increases in out operating expenses. To the extent that funds generated by this offering, together with existing resources and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available, or if available, we may not be able to obtain them on terms favorable to us or to our shareholders. In the event that we do raise additional cash through financings, investors in this offering could be further diluted.

    From time to time, we may evaluate acquisitions of business, products or technologies that complement our business. Although we have no current plans in this regard, any transactions, if consummated, may consume a portion of our working capital or require the issuance of securities that may result in further dilution to existing stockholders.

Quantitative and Qualitative Discussion of Market Interest Rate Risk

    Our cash equivalents and short term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and, in the future, the fair market value of our investments. We manage our exposure to financial market risk by performing ongoing evaluations of our investment portfolio. We presently invest in short term bank market rate accounts which are exposed to changes in market interest rates, and in certificates of deposit issued by banks, the value of which does not change based on changes in interest rates. As our cash balances increase, we anticipate investing in short term investment grade government and corporate securities. These securities will be highly liquid and generally mature within

12 months from our purchase date. Due to the short maturities of our investments, the carrying value should approximate the fair value. In addition, we do not use our investments for trading or other speculative purposes. We have performed an analysis to assess the potential effects of reasonably possible near term changes in interest and foreign currency exchange rates. The effects of any change in foreign currency exchange rates is not expected to be material to our results of operations, cash flows or financial condition. Due to the short duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Foreign Currency Exchange Risk

    We are an international company, selling our products globally and, in particular in China, Japan, Korea, Singapore and Taiwan. Although we transact our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the competitiveness of our products, gross profits realized, and results of operations. Further, we incur expenses in Japan, Korea, Taiwan and other countries that are denominated in currencies other than the U.S. dollar. We cannot estimate the effect that an immediate 10% change in foreign currency exchange rates would have on our future operating results or cash flows as a direct result of changes in exchange rates. However, we do not believe that we currently have any significant direct foreign currency exchange rate risk, and we have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Inflation

    The impact of inflation on our business has not been material for the fiscal years ended April 30, 2000, 1999 and 1998.

Year 2000 Issues

    Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries. This problem could result in miscalculations, data corruption, system failures or disruptions of operations. Any Year 2000 difficulties could result in a decrease in sales of our products, an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to such Year 2000 problems.

    In addition, because our internal systems utilize third party hardware and software, residual Year 2000 problems affecting third parties' hardware and software could cause our internal systems to fail. If residual Year 2000 problems cause the failure of any of the technology, software or systems necessary to use our products or operate our business, we could lose customers, suffer significant disruptions in our business, lose revenues and incur substantial liabilities and expenses. We could also become involved in costly litigation resulting from Year 2000 problems. This could harm our business, financial condition and results of operations.

                                    BUSINESS

Overview

    OmniVision Technologies, Inc. designs, develops and markets high performance, high quality and cost efficient semiconductor imaging devices for computing, communications and consumer electronics applications. Our main product, an image sensor, is used to capture an image in cameras and camera related products. We have developed our image sensors using the standard semiconductor manufacturing process used for approximately ninety percent of modern integrated circuits. As a result, unlike competitive image sensors which require multiple chips to achieve the same functions, we are able to integrate nearly all the camera functions into a single chip. This leads us to believe that we supply the most highly integrated single chip image sensor. Our single chip design can allow our customers to provide cameras that are smaller, require fewer chips, consume less power and cost less to manufacture than cameras using multiple chip image sensors. Our image sensors are currently used for the following applications:

  . digital still cameras, personal computer video cameras, personal digital assistant cameras and mobile phone cameras which are used for capturing images that can be stored, downloaded, viewed, edited and manipulated, and for Internet applications such as creating still and live video for websites and email;

  . security and surveillance systems and closed circuit television systems including onsite and remote security cameras for both home and business and surveillance systems such as baby monitors and door phones; and

  . toys and games such as highly interactive participatory video games where the users' motions and images can be incorporated into the game and his or her motions, rather than a joystick or mouse, control actions in the game.

    We provide sales and engineering support to our current and prospective customers in order to demonstrate how to incorporate our current image sensors into their camera designs. We also assist our customers in developing new image sensor specifications that are required for emerging applications. We believe that these applications will be marketable within the next three years. Examples of such applications include:

  . personal identification systems such as fingerprint scanners, retina scanners and face recognition systems;

  .   medical imaging devices used for routine doctors' office examinations;

  . machine control systems such as bar code readers, production control systems and quality inspection systems;

  . automotive applications that range from cameras that may replace rear and side view mirrors to security systems, air bag inflation sensors, rain detectors, accident recorders, driver monitors and maintenance inspection systems; and

  .   videophones integrated in tabletop phones.

    We shipped over 4.0 million image sensors in the year ended April 30, 2000. Our customers include industry leading camera manufacturers such as Alaris, Creative Technology and Viewquest (a customer who is currently manufacturing the IntelPlay Me2Cam, which is a personal computer video camera for an Intel and Mattel joint venture, has recently commenced manufacturing a personal computer video camera for Microsoft and plans to manufacture a personal digital assistant camera for Kodak).

    We have 12 United States patents, five Taiwanese patents and 31 patent applications pending protecting the single chip image sensor design, noise reduction and cancellation circuits, and image enhancement and color processing technologies of our semiconductor imaging devices.

Industry Background

 Growth of Digital Video Imaging

    Multimedia technology and its uses have grown in the past decade. A significant driver of this growth in multimedia has been the growth of video technologies. Many large industries including the movie, television, publishing and computer industries depend directly on video technologies to create and deliver their products. Traditionally all video, still image and sound products were based on analog technologies. More recently, computer based video technology has been replacing traditional analog image and sound capture technologies, such as conventional cameras, film and tape recorders. This has begun to occur because digital technology offers enhanced quality, manipulation and storage capabilities that analog technologies lack. For example, a movie recorded and stored digitally can be easily searched and will not suffer degradation over time.

 The Internet and Miniaturization of Electronics Fuel Demand for Video Imaging

    Video and image capture on PCs was first used in videoconferencing applications. However, early videoconferencing applications were expensive, and suffered from poor image quality and inadequate network infrastructure. Video conferencing grew rapidly as image quality improved and cameras became more affordable. Frost & Sullivan predicts that the market for video conferencing cameras will grow from approximately 2.6 million units in 1999 to approximately
13.8 million units by 2003. As cameras became readily available on PCs, applications other than videoconferencing quickly followed. The introduction of the World Wide Web browser, with its hypertext and Uniform Resource Locator, or URL, address system, changed the Internet from a text based system to a multimedia driven network that features sound, pictures and live video clips. Fueled by the growth of the Internet as a method to publish, transport and store images, the number of pictures generated is expected to grow significantly as different uses of imaging and video continue to emerge. Today PC video cameras are used for capturing still pictures and live video clips used for web sites, video email, video greeting cards, web based photo exchanges, desktop publishing and interactive games. As network bandwidth continues to improve, transferring images across PC systems and communication networks will become even easier, further driving the demand for video and multimedia applications.

    Miniaturization has moved computing from the desktop to a wide assortment of portable and hand held devices including laptops, personal digital assistants, electronic games and mobile phones. These battery operated devices are creating an opportunity for small, low power, low cost digital still cameras to be integrated directly into the portable device so that images can be captured for transfer to computer systems using wired or wireless methods. Examples of commercial uses for these captured images include property damage pictures for insurance claims, images of competitive products for analysis, or enhancement of computer contact databases.

    The more recent digital still cameras use a live video image sensor to display a real time image on a miniature, built in display which serves as a viewfinder. Still images captured by the same sensor and stored in the camera are transferred to a computer system for viewing, editing, transmitting and printing. When connected to the computer, digital still cameras can also function like PC video cameras. These devices have made a significant impact on the camera market by taking market share from film based cameras and are one of the fastest growing consumer electronic products. Frost & Sullivan predicts that the market for digital still cameras will grow from approximately 4.0 million units in 1999 to approximately 15 million units in 2003.

 Advances in Image Sensor Technology

    Image sensors are at the center of all electronic cameras. Image sensors capture an image through a lens and convert that image into electronic signals. Charged couple device, or CCD, technology has dominated the image sensor market for over 25 years. As of 1998, there were more than 30 charged couple device image sensor manufacturers. However, production is concentrated with relatively few, large, primarily vertically integrated camcorder manufacturers. According to Frost & Sullivan, the top six charged couple device image sensor manufacturers, Sony Corporation, Matsushita Electric Industrial, Sharp Corporation, Toshiba Corporation, Victor Company of Japan and Sanyo Electric Co. Ltd., account for approximately 55% to 65% of total charged couple device image sensor production.

    A newer, easier to use semiconductor technology, complementary metal oxide semiconductor, or CMOS, has been adopted for most common integrated circuits. According to Frost & Sullivan, approximately 90% of modern integrated circuits, including microprocessors, logic circuits, special purpose integrated circuits, and memory circuits, use the new common complementary metal oxide semiconductor technology. Although complementary metal oxide semiconductor technology has been available for image sensor designs for over 20 years, it has not been used in commercial products because of poor image quality. Recent improvements in complementary metal oxide semiconductor, including smaller size circuits, better current control, and a more stable fabrication process, have made it possible to design complementary metal oxide semiconductor image sensors that provide high image quality and that have many advantages over charged couple device sensors.

 Advantages of Complementary Metal Oxide Semiconductor Over Charged Couple Device Technology

    Complementary metal oxide semiconductor technology has many advantages over charged couple device technology including:

  . Cameras using complementary metal oxide semiconductor image sensors consume as little as one tenth as much power as those using charged couple device technology, making them more suitable for battery operated applications.

  . Complementary metal oxide semiconductor image sensors require only one voltage, the three or five volts typically used for modern integrated complementary metal oxide semiconductor circuits, while charged couple device image sensors require three separate and different voltages, which means that complementary metal oxide semiconductor image sensors are easier and less costly to integrate into companion circuit boards.

  . Complementary metal oxide semiconductor technology permits integration of more functions into fewer chips, providing space, cost, product design and reliability advantages. Cameras using complementary metal oxide semiconductor technology do not require as many semiconductors as cameras using charged couple device technology.

  . The complementary metal oxide semiconductor fabrication process requires fewer masking steps than the charged couple device fabrication process. The charged couple device fabrication process generally requires 20 to 40 masking steps, which is two to three times more complex than the typical complementary metal oxide semiconductor fabrication process.

  . Complementary metal oxide semiconductor image sensors do not cause an image to lose definition when directed towards bright light while charged couple device image sensors create a blurry or smeared image.

In addition, since charged couple device technology is used only for image sensors, future improvements in the core technology and the fabrication process are concentrated among a few large, vertically integrated equipment manufactures. Such concentration tends to limit innovation and investments, and according to Frost & Sullivan, economies of scale for the manufacture of charged couple device image sensors have already been reached. By contrast, complementary metal oxide semiconductor technology is used for approximately 90% of modern integrated circuits.

    Because of the advantages of complementary metal oxide semiconductor technology, the market for complementary metal oxide semiconductor image sensors is expected to surpass the market for charged couple device image sensors in 2001. Frost & Sullivan forecasts that complementary metal oxide semiconductor's share of the image sensor market will grow from 25.1% in 1999 to 78.6% in 2003. In particular, Frost & Sullivan predicts that in 2003, 70% of the 13.8 million video conferencing cameras will use complementary metal oxide semiconductor image sensors. Frost & Sullivan also predicts that complementary metal oxide semiconductor technology will replace charged couple device technology for a significant portion of the market for consumer digital still cameras.

 Applications for Complementary Metal Oxide Semiconductor Image Sensors

    Based on discussions with current and potential customers, we anticipate that the newer complementary metal oxide semiconductor image sensors will help move video applications into many new mass markets, particularly where low cost, low power consumption and small size are important. Some of these applications include:

  . a wide array of personal identification systems, including fingerprint scanners, retina scanners and face recognition systems that can be used for credit card and debit card authorization, opening a hotel door, entering a car or home, accessing a computer or online network, and any number of applications where a system needs to identify a person as a valid user;

  . a wide array of medical instruments used for routine doctors' office examinations;

  .   videophones integrated into tabletop phones;

  . automotive applications that range from cameras that may replace rear and side view mirrors to security systems, air bag inflation sensors, rain detectors, accident recorders, driver monitors and maintenance inspection systems; and

  . machine control applications, including bar code readers, production control systems and quality control monitors.

    However, we believe that multiple chip complementary metal oxide semiconductor image sensors do not fully take advantage of the benefits enabled by complementary metal oxide semiconductor technology. Image sensors that require more than one chip are more expensive, larger, heavier, consume more power, are less reliable and are more difficult to integrate with other electronic circuits. As a result, multiple chip image sensors may not be ideal for many new mass market applications.

Our Solution

    We design, develop and market our high performance, high quality and cost efficient image sensors for computing, communications and consumer electronics applications. We have developed our image sensors using the standard complementary metal oxide semiconductor manufacturing process used for approximately ninety percent of modern integrated circuits. As a result, unlike competitive image sensors which require multiple chips to achieve the same functions, we are able to integrate nearly all the camera functions into a single chip. This leads us to believe that we supply the most highly integrated single chip image sensor. Customers can use our single chip image sensor to design camera products that are lower in cost, smaller in size, lighter in weight, consume less power and are more reliable and easier to integrate with other electronic circuits than cameras using the traditional charged couple device technology or multiple chip complementary metal oxide semiconductor image sensors.

    Our proprietary circuit design integrates the image capture, the image processing function, the color processing and the conversion and output into a single chip. Our image sensors are used in conjunction with our interface chips or other manufacturers' adaptor chips to connect directly with a personal computer. The following diagram compares our highly integrated single chip image sensors with a typical charged couple device image sensor and a typical multiple chip complementary metal oxide semiconductor image sensor:

[A chart comparing the typical charged couple device Image Sensor, the typical Competitive complementary metal oxide semiconductor Image Sensor and the OmniVision Single Chip complementary metal oxide semiconductor Image Sensor. The left column describes the typical charged couple device Image Sensor, which consists of an image sensor chip with the image sensing array and a multiple chip set with image processing, color space conversion, charged couple device control functions and encoder or analog/digital converter and interface. The center column describes the typical competitive complementary metal oxide semiconductor image sensor, which consists of an image sensor chip with the image sensing array and analog/digital converter and a multiple chip set with image processing, color space conversion and an encoder or interface. The right column describes the OmniVision single chip complementary metal oxide semiconductor image sensor, which consists of a single image sensor chip with the image sensing array, image processing, color space conversion, and an encoder or analog/digital converter and interface. All three types of image sensor lead to a live video output to TV standards and computer standards.]

    Our image sensors provide a number of benefits to our customers, including the following:

  . Lower Cost. The highly integrated design of our image sensors allows our customers to build a camera that can be generally less expensive than one using charged couple device technology. Our single chip image sensor also allows our customers to build cameras that are less expensive than cameras using multiple chip complementary metal oxide semiconductor image sensors.

  . Lower Power Consumption. A camera using our image sensor can require as little as one tenth of the power required for a charged couple device camera and half the power required for a multiple chip complementary metal oxide semiconductor camera, making our solution more suitable for battery powered operation. In addition, complementary metal oxide semiconductor image sensors use a single voltage while charged couple device image sensors require three voltages. As a result of this simplicity our customers can more easily and quickly design camera products.

  . Smaller Size. Our highly integrated, single chip design allows our customers to develop cameras that are smaller in size and lighter in weight than cameras that use charged couple device or multiple chip complementary metal oxide semiconductor image sensors. For portable applications, size and weight are critical factors in a consumer's buying decision. Additionally, devices using our image sensors are more reliable because there are fewer parts to fail.

  . Streamlined Manufacturing and Production. Our image sensors provide consistent quality that makes them easier to use for large scale production than charged couple device image sensors because charged couple device image sensors must each be hand calibrated to match companion components. Our image sensors can be mounted with automatic insertion equipment and run through standard automatic reflow soldering lines, whereas charged couple device must each be individually placed and soldered by hand.

  . Ease of Use for End Users. As opposed to other charged couple device and complementary metal oxide semiconductor image sensor manufacturers, we offer a complete solution for our customers' end users. Use of our image sensors along with our interface chips and our Windows software drivers enables a plug and play connection of the camera to a personal computer.

  . Accelerated Time to Market. The highly integrated nature of our image sensors and their programming ease simplify the design of cameras and allows our customers to shorten their product design time. We also help our customers accelerate their time to market by providing camera reference designs, engineering design review services and customer product evaluation testing and debugging services.

Our Strategy

    Our objective is to be the leading supplier of complementary metal oxide semiconductor image sensors for the camera manufacturer marketplace. Key elements of our strategy include:

  . Target Mass Market Applications. We intend to focus our efforts on mass market opportunities for image sensors. We intend to replace charged couple device technology as well as capitalize on existing markets already dominated by complementary metal oxide semiconductor technology by providing high quality, cost efficient products that meet a variety of camera manufacturer requirements. These markets include closed circuit television systems, digital still cameras, personal computer video cameras, personal digital assistant cameras, mobile phone cameras, security and surveillance systems, toys and games, videophones, personal identification systems, medical imaging devices, machine control systems and automotive applications.

  . Focus on Camera Manufacturers. We intend to use our expertise in the design of consumer cameras to assist our camera manufacturer customers to design and develop their products using our image sensors. We believe a focus on camera manufacturer customers is important because we can take advantage of a camera manufacturer's brand name and distribution and manufacturing capabilities to gain access to large markets.

  . Maintain Technology Leadership. We plan to maintain our technology leadership by continuing to develop our core technology. We have an ongoing, in house research effort further exploring the basic physics relating to image sensing that will give us a solid base for future improvements. We also plan to continue to increase yields through improvements in product design, and in the four basic steps of our manufacturing process, which include wafer fabrication, color filter processing, chip packaging and production testing.

  . Continue to Develop New Products. We will continue to develop new products aimed at new and existing markets. We intend to expand the range of image resolutions offered, provide more products that use three volts, improve the image quality and integrate more features, such as communications, compression and additional interface standards into our image sensors. The modular design of our integrated circuits allows us to quickly add improvements to existing products and to develop new products using established, fully tested circuits.

  . Continue to Develop Strategic Relationships. We will continue to establish both formal and informal strategic relationships with key manufacturers and customers. Relationships with manufacturers enable us to gain access to wafer capacity and develop joint engineering projects aimed at improving the production yield and the sensor image quality for our image sensors. Relationships with customers allow us to collaborate in the design and development of cameras using our image sensors. We believe strategic relationships are essential to our success and will continue to focus on developing new relationships.

Products

    We design, develop and market our high performance, high quality and cost efficient complementary metal oxide semiconductor image sensors for computing, communications and consumer electronics applications.

    We have developed proprietary designs for a single chip image sensor that includes the image capture, image processing circuitry, color processing and conversion and output. Our products are programmable and allow our customers to provide custom, proprietary features in their application software or hardware design so that they can offer unique products to end users. Our technology provides a platform for different products that allow our customers to choose the most appropriate features for their applications. These features include:

--------------------------------------------------------------------------------
                                Product Features

     Complementary Metal Oxide
     Semiconductor Image Sensors Black and white or color
----------------------------------------------------------------------------
     Resolutions                 Low resolution
                                 Medium resolution
----------------------------------------------------------------------------
     Output Signal               For television
                                 For computers
----------------------------------------------------------------------------
     Operating Voltage           5 volt or 3 volt
----------------------------------------------------------------------------
     Optical Lens Size           1/4 or 1/3 or 1/2 inch format
----------------------------------------------------------------------------
     Interface Chips             For connecting to computers
----------------------------------------------------------------------------
     Software Drivers            Windows and Apple computer software drivers

    The following table summarizes our current image sensor product offerings:

--------------------------------------------------------------------------------
                               CMOS Image Sensors

        Product
------------------------
   Black and    Color                                                 Introduction
 White Sensors Sensors Resolution  Output        Target Markets           Date
----------------------------------------------------------------------------------
    OV5016                Low     For TV    Security and surveillance     1/97
                                            Toys and games
--------------------------------------------------------------------------------
    OV5017                Low     For       Machine control               5/97
                                  computers
--------------------------------------------------------------------------------
    OV7110     OV7610    Medium   For       PC video cameras             10/98
                                  computers Digital still cameras
                                            Machine control
--------------------------------------------------------------------------------
    OV7410     OV7910    Medium   For TV    Security and surveillance     2/99
                                            Close circuit television
                                            Toys and games
--------------------------------------------------------------------------------
    OV6120     OV6620     Low     For       PC video cameras              4/99
                                  computers Toys and games
                                            Machine control
--------------------------------------------------------------------------------
    OV7120     OV7620    Medium   For       PC video cameras             10/99
                                  computers Digital still cameras
                                            Machine control
                                            Security and surveillance
--------------------------------------------------------------------------------
    OV6130     OV6630     Low     For       PC video cameras              2/00
                                  computers Toys and games
                                            Machine control


    We have new products currently scheduled for introduction in fiscal year 2001 that feature higher resolutions. These products have picture resolutions of 800 x 600 and 1280 x 1024. Both will operate on three volts and are targeted at the digital still camera, PC video camera, security and surveillance, and machine control markets.

    We also provide a companion chip used to interface our image sensors to the universal serial bus, a connection which allows add on devices to be connected to personal computers. These low cost, proprietary designed chips accept the live video output from our image sensors, perform data compression and handle the bus protocol for transferring the image data to the personal computer. They also act as a master for passing programming information to and from our image sensor.

    We also design, develop and license plug and play software drivers for Microsoft Windows and Apple Computer's iMac system. These software drivers accept the image data being received from the universal serial bus, provide the data decompression if required and manage interface protocols with the camera. These drivers have been designed for speed and flexibility and allow easy customization of the user interface to give the appearance of the customer's branded product or application software.

Customers

    Our customers include industry leading camera manufacturers, contract manufacturers and distributors. During the year ended April 30, 2000, we shipped over 4.0 million image sensors. The following table describes representative camera manufacturer customers who purchase our products for their own branded products and contract manufacturers who build products for a camera manufacturer. Also shown are representative distributors who purchase our products for resale.

            Customer                   Product Family                    Markets


                   Camera Manufacturer and Contract Manufacturer Customers


  Advanced Integration of Pure  Color digital sensors         PC video cameras
   Intelligence                 USB interface

--------------------------------------------------------------------------------
  Alaris                        Color digital sensors         PC video cameras
                                Color analog sensors          Toys and games

--------------------------------------------------------------------------------
  COMedia                       Black and white analog        Security and surveillance
                                sensors
                                Color analog sensors

--------------------------------------------------------------------------------
  Creative Technology           Color digital sensors         PC video cameras
                                USB interface                 Digital still cameras

--------------------------------------------------------------------------------
  CRS Electronic                Color analog sensors          Toys and games

--------------------------------------------------------------------------------
  Marshall Electronics          Color analog sensors          Security and surveillance

--------------------------------------------------------------------------------
  Olympus Optical Co.           Color digital sensors         Security and surveillance
                                Color analog sensors          PC video cameras

--------------------------------------------------------------------------------
  Prochips Technology           Color digital sensors         PC video cameras
                                USB interface

--------------------------------------------------------------------------------
  RDI/Core Technology           Black and white analog        Security and surveillance
                                sensors
                                Color analog sensors

--------------------------------------------------------------------------------
  Viewquest Technologies        Color digital sensors         Toys and games
                                USB interface                 PC video cameras
                                                              Personal digital assistant
                                                              cameras

--------------------------------------------------------------------------------
  Welch Allyn                   Black and white analog        Security and surveillance
                                sensors
                                Color analog sensors

--------------------------------------------------------------------------------
  X-10 (USA)                    Color analog sensors          Security and surveillance


                                        Distributors


  Wintek Electronics            Color digital sensors         PC video cameras
                                Black and white digital       Digital still cameras
                                sensors
                                Color analog sensors          General purpose cameras
                                USB interface                 Security and surveillance

--------------------------------------------------------------------------------
  World Peace Industrial        Color digital sensors         PC video cameras
                                Black and white digital       Digital still cameras
                                sensors
                                Color analog sensors          Security and surveillance
                                USB interface                 General purpose cameras


    In many cases, our camera manufacturer customers outsource manufacturing functions to third parties. In these cases we typically help these third party manufacturers bring the design to production. Once the production is ready, we sell our products to these third party manufacturers either directly or through distributors. For example, Viewquest, a major manufacturer in Taiwan, manufactures cameras for an Intel and Mattel joint venture and for Microsoft, and plans to manufacture a personal digital assistant camera for Kodak. In many cases these third party manufacturers will also introduce us to additional camera manufacturers with whom they have previous relationships.

    In the year ended April 30, 2000, approximately 60% of our revenues were directly to camera manufacturers and their contract manufacturers. Our two largest customers, Creative Technology Ltd. and Alaris, Inc., accounted for 18% and 11% of our total revenues, respectively. No other single camera manufacturer customer represented more than 10% of total revenues.

    We have signed an agreement with Creative Technology, Ltd. under which Creative Technology, Ltd. has agreed to purchase various products of ours which are used in personal computer video cameras and digital still cameras. This agreement expires in February of 2002. We have also entered into a software license agreement with Creative Technology, Ltd. Pursuant to this agreement we have granted to Creative Technology, Ltd. a non-exclusive, royalty free license to use our software in connection with Creative Technology, Ltd.'s manufacture of products which incorporate our image sensors.

    In the year ended April 30, 2000, approximately 40% of our revenues were to distributors. The largest distributor was World Peace Industrial Co. Ltd., who represented approximately 30% of total revenues. No other single distributor represented more than 10% of total revenues. We have signed agreements with most of our distributors, including World Peace International and Wintek Electronics.

Strategic Relationships

    We have established an informal strategic relationship with Taiwan Semiconductor Manufacturing Company, or TSMC, both in Taiwan and in the United States. TSMC is our primary source of wafer fabrication. This relationship includes joint engineering projects aimed at improving production yields, improving image quality and correlating final packaged chip testing and wafer level testing. We provide extensive, in depth technical expertise on image sensor design issues which has allowed TSMC to develop an image sensor production business. TSMC provides us with extensive, in depth technical expertise on variations of the complementary metal oxide semiconductor, semiconductor fabrication process which assists us in improving the design and production of our image sensors. We are TSMC's largest customer for complementary metal oxide semiconductor image sensors and in the past we have received preferential capacity scheduling.

    We have signed an agreement with Powerchip Semiconductor Company, or PSC, as a second source for wafer fabrication. PSC is an equity investor in OmniVision. By working closely with PSC's engineers, we have been able to design new image sensor products that take advantage of PSC's memory chip fabrication processes. PSC's fabrication process gives us a number of important improvements, including better current control for better image quality, three volt power for portable applications and more image sensor chips per wafer. In return, we have assisted PSC in the image sensor fabrication and the color filter application process business.

    We have signed an agreement with Shanghai HuaHong NEC Electronics Co. Ltd., or HuaHong-NEC, as an additional source of wafer manufacturing. HuaHong-NEC is an equity investor in OmniVision. This agreement not only assures us future production capacity, but also gives us a production source in China that will be strategically important as we develop a market in China. We will use our technical expertise to help HuaHong-NEC develop its image sensor fabrication business.

    We have several informal strategic relationships with key customers in the development of new camera products incorporating our image sensors. By working directly with key customers, we can help them take advantage of our image sensors and can inform them of new developments so they can market their products more quickly. By learning more about our customers' desires and requirements we are able to plan and prioritize our product development projects. These key customers include Creative Technology, for PC video cameras and digital still cameras, Alaris for PC video cameras, Viewquest for toys, PC video cameras and personal digital assistant cameras, and Welch Allyn for medical instruments, security and surveillance systems and machine control applications.

Sales and Marketing

    We sell our products through a direct sales force and indirectly through distributors and manufacturer's representatives. As of April 30, 2000, our sales and marketing organizations had a total of 16 employees, seven of whom are in Taiwan. We also have 18 independent distributors and manufacturers' representatives, 10 of whom are in Asia and six of whom are in Europe.

    Our sales and marketing strategy is to achieve design wins with key industry leaders who target mass market applications. Our marketing efforts focus primarily on promoting the advantages of a single chip image sensor and in supporting our customers at industry trade shows around the world. We sell our image sensors to camera manufacturers who market camera products under their own brand. We also sell to large manufacturing companies that produce camera products for others to market under different brand names. Through our relationships, we have developed considerable expertise in the design of consumer cameras. We use that expertise in assisting our customers to develop their products using our image sensors. We also provide reference designs and engineering design review and engineering product evaluation testing and debugging services for our customers. We believe that good customer support at a technical level is extremely important in developing long term relationships with key customers.

Technology

    We have key technical competencies in analog signal processing design, mixed signal circuit design, advanced complementary metal oxide semiconductor image sensor design, automatic testing and single chip semiconductor design.

 Analog Circuit Design

    We have the in house expertise to design sophisticated analog semiconductor circuits. This expertise is unique because most semiconductor design engineers today work in the area of digital circuit design. Our in house expertise allows us to process the video data captured in the analog domain, which has many significant advantages over digital processing. Analog processing works directly on the original image signals without the loss of data typical with conversion to digital processing. Analog circuits require considerably less space which means we can design smaller chips with far less noise caused by heat or cross talk than digital circuits. The image processing circuits take approximately 20% of the space in our typical image sensor design, leaving 80% for the image sensing array. Most charged couple device image sensors and other competitive complementary metal oxide semiconductor image sensor products convert the image signal to digital as the very first step. In our product designs, conversion to a digital signal is the last step taken before the output step rather than the first. Analog processing is the key for integrating all the functions on a single chip thereby taking full advantage of the benefits of complementary metal oxide semiconductor technology.

 Mixed Analog/Digital Circuit Design

    We have developed extensive in house expertise in the technology of mixing analog and digital signals in the same semiconductor design without suffering the common problems of interference from noise caused by heat or crosstalk. We use digital circuits in our image sensors to interface to the outside digital world. We have developed a method of programming the analog processing circuits which gives our customers extensive and flexible programming capability from digitally based microprocessors and micro controllers.

 Advanced Complementary Metal Oxide Semiconductor Image Sensor Design

    Our in house semiconductor design engineers are skilled in the design of high speed, low power and mixed analog/digital complementary metal oxide semiconductor image sensors. We use advanced design techniques to develop high speed, highly integrated semiconductors which can be fabricated using standard complementary metal oxide semiconductor processes and which can be manufactured using conventional low cost packages.

 Automatic Testing

    Automatic testing methods and equipment designed for conventional complementary metal oxide semiconductor devices are not sufficient for testing an image sensor. In addition to testing all the normal logic and electrical functions, an optical test must be performed on the image sensor. The sensor is turned on and captures a live image which is subsequently analyzed for quality and color. Our in house expertise allows us to design automatic testing equipment, specifically for complementary metal oxide semiconductor image sensors. Using commercially available off the shelf modules and components, we have designed and developed a complete microcomputer based testing system that has automatic handling capability, an image source, a lighting and lens system and automatic output sorting. This low cost system is programmable so that testing criteria and testing methodology can be easily changed and can be replicated to meet increased production requirements. The system produces detailed reports on test results that are used for feedback to our quality control and operations department. We currently use these systems to deliver a high quality product at high production volumes.

 Single Chip Semiconductor Design

    Our expertise has allowed us to create a single chip complementary metal oxide semiconductor image sensor. Our single chip integrates the image capture, the image processing, the color processing and conversion and output for either television or computers.

Research and Development

    The internal design of our complementary metal oxide semiconductor image sensors has been done in a modular fashion. The major functions, such as the image capture, image sensor control logic, color processing, analog output, digital output and programming control, are stand alone circuits that can rapidly be modified or used as is in new product developments. As a result, circuit improvements automatically migrate to each new product, and the total development time and cost for new products is greatly reduced.

    We use a team approach to design new products which includes a senior design engineer and additional engineers with specific design expertise. As of April 30, 2000, we had a total of 11 employees in our core logic group responsible for image sensor design and development. In addition, we had a total of 18 employees in our engineering systems group responsible for the design and development of interface chips, software drivers, reference camera designs, automated test equipment and customer engineering support services.

    We have invested, and expect that we will continue to invest, significant funds on research and development. Our research and development expenses were approximately $3.4 million in fiscal year 1998, $3.3 million in fiscal year 1999 and $3.7 million in fiscal year 2000.

Intellectual Property

    Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secrets, as well as nondisclosure agreements and other methods to protect various aspects of our image sensors such as the image capture and the image processing circuit. As of April 30, 2000, we have been issued 12 United States patents. We have also received five Taiwanese patents. We have filed 22 additional United States patent applications, of which two have been allowed. We have also filed nine additional foreign patent applications. These patents and patent applications protect the single chip image sensor design, noise reduction and cancellation circuits and image enhancement and color processing technologies of our semiconductor image sensors.

    In March 2000, we received written notice from Koninklijke Philips N.V. ("Philips") in which Philips claimed to have patent rights in a serial bus system for data transmission, known as the 1/2/C bus system. We are currently in negotiations with Philips for royalty or licensing arrangements. However, we may not be able to enter into any royalty or licensing agreements on commercially acceptable terms or at all. We have recently begun the process of implementing a redesigned serial bus system for our products in an effort to avoid infringement on Philips' patents. We estimate that it may take three months or more to fully implement a redesigned serial bus system. The I/2/C bus system represents only a very small portion of the total circuits in each product. Therefore, we anticipate minimal impact on the market for our products if we are required to implement a redesigned system. However, we cannot be sure that these redesign efforts will be completed in a timely manner, will be successful or will result in competitive products.

    We also have obtained a written opinion from our patent counsel, Blakely Sokoloff Taylor & Zofman, that our redesigned serial bus system does not infringe Philips' United States Patent No. 4,689,740 related to the I/2/C bus system. However, although we believe that a redesigned serial bus system would not infringe on any of Philips' I/2/C patent rights, Philips may make a claim for royalties due on products sold by us in the past and products sold by us during the interim transition period. Therefore, as of April 30, 2000, we have held in reserve $944,000, an amount we believe will adequately cover royalties, calculated at the 2% royalty rate initially requested by Philips, for product sales through that date. During the interim transition period we anticipate reserving at the same rate on all products sold. We cannot be sure that this reserve will be adequate and we may have to pay additional royalties in the future.

    From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functionality of products overlaps. In this regard, in March 1999, we received a written notice from Photobit Corporation, or Photobit, in which Photobit claimed to have patent rights in certain technology covered by Photobit's U.S. Patent No. 5,841,126, for a "CMOS Active Pixel Sensor Type Imaging System On A Chip." Photobit requested that we review our products in light of its patent, but did not indicate which of our products nor the manner in which such products might infringe on its patent. We have reviewed Photobit's patent and based on an opinion from our patent counsel, Blakely, Sokoloff, Taylor & Zafman LLP, we do not believe there is a valid claim against us under this patent. In June 2000, we received a second written notice from Photobit, in which Photobit reiterated their claim on U.S. Patent No. 5,841,126 and further alleged that we infringed upon U.S. Patent No. 5,886,659, U.S. Patent No. 5,990,506, U.S. Patent No. 6,005,619 and U.S. Patent
No. 6,021,172 related to various aspects of color image sensors. Photobit did not indicate which of our products nor the manner in which any of our products might infringe on its patents. We have reviewed these additional patents and based on an opinion from our patent counsel, Blakely, Sokoloff, Taylor & Zafman LLP we do not believe there is a valid claim against us under any of these patents. We shall vigorously defend ourselves against any claims arising from these notices.

    Photobit or other companies may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, pay substantial damages under applicable law, including treble damages if we are held to have willfully infringed, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop noninfringing technology. Licenses may not be available from third parties, including Photobit, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

Manufacturing

 Wafer Fabrication

    Our semiconductor products are fabricated using standard complementary metal oxide semiconductor processes, which permit us to engage independent wafer foundries to fabricate our semiconductors. By outsourcing our manufacturing to semiconductor foundries, we are able to avoid the high cost of owning and operating a semiconductor wafer fabrication facility. This allows us to focus our resources on the design, development and marketing of our image sensors.

    We outsource the majority of our wafer manufacturing to TSMC. During 1999 we began developing new image sensors to take advantage of PSC's memory chip fabrication technology, and we have begun receiving production quantities of wafers from PSC. We expect that the volume of production from PSC will increase over time. We also have an agreement with HuaHong-NEC to provide us with additional wafer manufacturing support.

    Our image sensors are currently fabricated using a standard process at 0.5 and 0.6 microns. Some new products that will use the 0.35 micron process are in development. We continue to evaluate the benefits and feasibility of migrating to a smaller circuit technology in order to reduce costs or to increase quality and performance.

    We have signed agreements with Samsung and CoAsia Microelectronics Corp., Samsung's sales agent, under which Samsung fabricates our interface chip on its standard fabrication line. Samsung not only fabricates the wafers, but also packages the chips and performs a final test, delivering a final product that can be shipped by CoAsia Microelectronics Corp. directly to our customers when required.

 Color Filter Application

    A majority of our unit sales of image sensors for the year ended April 30, 2000 are color image sensors. These require a color filter to be applied to the wafer before packaging. This color filter application uses a series of masks to place red, green and blue dyes on the individual picture elements in an industry standard Bayer pattern. As a final step, a micro lens is applied to each picture element. We outsource the application of our color filters to Toppan Printing Co., Ltd. in Japan and to TSMC in Taiwan. We have also recently qualified PSC in Taiwan. We continue to evaluate the benefits of using other vendors with different process technology in order to further reduce costs or increase quality and performance.

 Assembly

    After wafer fabrication, and color filter application if required, the wafers are diced into chips, which are then assembled into packages. Our products are designed to use low cost standard packages that are widely in use for optical sensor chips. These packages have a glass lid to allow light to pass through to the image sensor array. We outsource all our packaging requirements to Alphatec in Thailand and Kyocera in Japan. We continue to evaluate the benefits of using other vendors and other packaging technologies in order to further reduce costs or increase quality or performance.

 Testing

    High volume product testing is an important part of the production of image sensors and is a substantial barrier to entry for many companies. Production testing equipment designed for conventional complementary metal oxide semiconductors is not sufficient for testing image sensors because an optical image must be captured and checked in addition to checking the normal logic and electrical functions. The few commercially available image sensor testers are expensive and do not meet our high standards.

    We have designed our own automatic test equipment, using readily available modules and components. These testers are computer based and have automatic handling capability, a lighting and lens system, a changeable image source and automatic output sorting by grade. The system is programmable so that testing criteria and methodology can be changed easily to accommodate new products or special testing requests. Our cost to build a system is substantially less than that of commercially available testing. We can expand our production capability by building additional systems at a low cost. Current testing capacity is in excess of one million units per month.

    Our policy is to do a complete optical test of all our image sensors. Currently substantially all of our testing is done on our testing machines installed at our headquarters facility in Sunnyvale, California, although a very small amount of testing for a few older products is done by hand by a third party. We continue to evaluate the benefits of making our testing machines available to outside vendors who could perform our testing in order to reduce costs.

    We use the reports from our testing machines to monitor the cause of any failure in order to place responsibility with the appropriate vendor, i.e. wafer fabrication, color filter application and packaging. Since image sensors are optical products, the introduction of impurities is a major concern during the color filter application and packaging process. We use test data to establish yield goals at each step of the manufacturing process and take remedial action as appropriate.

 Quality Assurance

    We focus on product quality through all stages of the design and manufacturing process. Our designs are subjected to in depth circuit simulation before being committed to silicon. Test wafers are fabricated and test chips are packaged and live tested before a new product is committed to production. Initial production runs are kept at a minimum until sufficient products have completed the entire manufacturing and testing process and are delivered to and approved by customers. Full production runs are committed only at that time.

    We qualify each of our vendors through a series of industry standard environmental product stress tests, as well as an audit and an analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical parametric data from our foundries and other subcontractors. We closely monitor wafer foundry production to obtain consistent overall quality, reliability and yield levels.

Competition

    We compete in an industry characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. We believe that the principal factors affecting competition in our markets are time to market, quality, total system design cost, availability of foundry capacity, customer support and reputation. Our primary competition comes from charged couple device image sensor manufacturers and complementary metal oxide semiconductor image sensor manufacturers:

  . Charged Couple Device Image Sensor Manufacturers. Image sensor manufacturers using charged couple device technology include a number of well established companies, particularly vertically integrated camcorder manufacturers. Our main competition comes from the top six companies that collectively account for approximately 55% to 65% of the total charged couple device image sensor market. These six include Matsushita Electric Industrial, Sanyo Electric Co. Ltd., Sharp Corporation, Sony Corporation, Toshiba Corporation and Victor Company of Japan; and

  .  Complementary Metal Oxide Semiconductor Image Sensor
     Manufacturers. Image sensor manufacturers using the complementary metal oxide semiconductor technology include a number of well established companies such as Agilent Technologies, Inc., Conexant Systems, Inc., Hyundai Electronics Industries Co. Ltd., Intel, Lucent Technologies, Inc., Mitsubishi Electronic, Motorola, Inc., and Toshiba Corporation. In addition, we compete with a large number of smaller startup companies including Chrontel, Inc., ElecVision, Inc., Photobit Corporation and VLSI Vision Ltd. (now a division of ST Microelectronics).

    Our competitors include many large domestic and international companies that have greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing, distribution and other resources, broader product lines, access to large customer bases and longer standing relationships with suppliers and customers than we do. However, we believe that our single chip design offers competitive advantages that can allow our customers to design cameras that are lower in cost, smaller, lighter weight, consume less power, more reliable and more easily integrated with other circuits than cameras using charged couple device technology or multiple chip image sensors using complementary metal oxide semiconductor technology.

Backlog

    Sales are generally made pursuant to standard purchase orders. Our backlog includes only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming twelve months. As of April 30, 2000, our backlog was $23.7 million. Although our backlog is typically filled within two to four quarters, our current backlog is subject to changes in delivery schedules and backlog may not necessarily be an indication of future revenue.

Employees

    As of April 30, 2000 we had a total of 74 full time employees, 67 located at our headquarters in Sunnyvale, California and seven at our Taiwan office. Of the 74 employees, 11 are in design engineering, 18 are in systems development, 22 are in production, 16 are in sales and marketing and seven are in general and administrative. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe that our employee relations are good.

Facilities

    Our headquarters, including our principal engineering, administrative, marketing and testing facilities, are located in approximately 21,280 square feet of space we have leased in Sunnyvale, California under a lease expiring April 30, 2003. We intend to lease additional space in the next 12 months. We also lease a sales and support office in Taiwan.

                                   MANAGEMENT

Executive Officers and Directors

    The following table sets forth, as of April 30, 2000 certain information concerning our executive officers and directors:

          Name            Age                       Position
 -----------------------  --- -----------------------------------------------------
Shaw Hong...............   62 Chief Executive Officer and Director
H. Gene McCown..........   64 Vice President of Finance and Chief Financial Officer
Robert J. Stroh.........   60 Vice President of Sales and Marketing
Raymond Wu..............   47 Executive Vice President and Director
Hank O'Hara.............   65 Vice President of Worldwide Sales
Frank Huang(1)(2).......   50 Director
Edward C.V. Winn(1)(2)..   61 Director
Leon Malmed(1)(2).......   62 Director

--------
(1)Member of the Compensation Committee
(2)Member of the Audit Committee

    Shaw Hong, one of our cofounders, has served as one of our directors and as our Chief Executive Officer and President since May 1995. From January 1990 to April 1995, Mr. Hong was the President of HK Technology, Inc., an integrated circuit design company. Mr. Hong received a B.S. degree in Electrical Engineering from Jiao Tong University in China and a M.S. in Electrical Engineering from Oregon State University.

    H. Gene McCown has served as our Vice President of Finance and Chief Financial Officer since July 1999. From July 1998 to January 1999, Mr. McCown served as Vice President of Finance and Chief Financial Officer of Innovative Robotic Solutions, Inc, a manufacturer of semiconductor equipment. From July 1991 to July 1998, Mr. McCown served as Vice President of Finance and Chief Financial Officer of Chrontel, Inc., a semiconductor manufacturer. Mr. McCown received a B.S. in Accounting from San Jose State University.

    Robert J. Stroh has served as our Vice President of Sales and Marketing since June 1998. From January 1997 to June 1998, Mr. Stroh served as our Director of Marketing and Sales. From June 1993 to December 1996, Mr. Stroh founded and was president of Stroh Golf Ventures, a company that conducted golf camps, Stroh Holdings LLC, an Internet sales company, and Direct Product Network, Inc., an Internet sales company. Mr. Stroh received an M.B.A. from Indiana University and a B.S. in Business from Pennsylvania State University.

    Raymond Wu, one of our cofounders, has served as one of our directors since May 1995 and as our Executive Vice President since October of 1999. From July 1998 to October 1999, Mr. Wu served as our Vice President of Business Development. From May 1995 to July 1998, Mr. Wu was the head of our Sales department and our Engineering department. From January 1990 to April 1995, Mr. Wu held various positions within the design and mechanical engineering departments of HK Technology, Inc. Mr. Wu received a B.S. degree in Electrical Engineering from Chung-Yuan University in Taiwan and a M.S. in Electrical Engineering from Wayne State University.

    Hank O'Hara has served as our Vice President of Worldwide Sales since April 2000. From February 1997 to April 2000, Mr. O'Hara co-founded and served as Vice President Sales and Marketing of Alacritech, a designer and manufacturer of high performance networking boards. From January 1994 to February 1997, he served as Vice President of Sales of Pericom Semiconductor, a manufacturer of high performance networking services. In addition, over the past 30 years, Mr. O'Hara has held sales and marketing positions at various public companies. Mr. O'Hara received a B.S. in Mechanical Engineering from California Polytechnical Institute at San Luis Obispo.

    Frank Huang has served as one of our directors since December 1999. From August 1993 to the present, Dr. Huang has served as the Chairman of UMAX Group, formerly UMAX Data Systems, a scanner designer and manufacturer. From December 1994 to the present, Dr. Huang has served as the Chairman of Powerchip Semiconductor Corp., a joint venture between UMAX Group and Mitsubishi Electrical Corporation for DRAM manufacturing. Dr. Huang received a Ph.D. in Medicine from Mount Sinai Medical School and was a Deputy Professor of Medicine at Taipei Medical College.

    Edward C.V. Winn has served as one of our directors since March 2000. From March 1992 to January 2000, Mr. Winn served in various capacities with TriQuint Semiconductor, Inc., most recently as Executive Vice President, Finance and Administration and Chief Financial Officer. From 1985 until December 1991, he served in various capacities with Avantek, Inc., a microwave semiconductor corporation, most recently as Product Group Vice President. Mr. Winn received a B.S. in Physics from Rensselaer Polytechnic Institute and an M.B.A. from Harvard University.

    Leon Malmed has served as one of our directors since March 2000. From December 1992 to the present, Mr. Malmed has served in various capacities with SanDisk Corporation, most recently as Senior Vice President of Worldwide Marketing and Sales. From 1991 to 1992, Mr. Malmed was Executive Vice President of Sales and Marketing at SyQuest Technology, Inc., a manufacturer of removable cartridge disk drives. From 1990 to 1991, Mr. Malmed was Senior Vice President of Sales and Marketing at Prairetek, Inc., a manufacturer of disk drives. From 1982 to 1990, Mr. Malmed was Senior Vice President of Maxtor Corporation. Mr. Malmed holds a B.S. in Mechanical Engineering from the University of Paris.

Committees of the Board of Directors

    Our compensation committee consists of Messrs. Huang, Winn and Malmed. The compensation committee makes recommendations regarding our various incentive compensation and benefit plans and determines salaries for our executive officers and incentive compensation for our employees and consultants.

    Our audit committee consists of Messrs. Huang, Winn and Malmed. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our control functions.

Board Composition

    Our board currently consists of five directors. Our certificate of incorporation and bylaws that become effective upon the completion of this offering provide that our Board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three year terms. The Class I directors, Messrs. Hong and Winn, will stand for reelection at the 2001 annual meeting of stockholders. The Class II directors, Messrs. Wu and Malmed, will stand for reelection at the 2002 annual meeting of stockholders. The Class III director, Mr. Huang will stand for reelection at the 2003 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management. There are no family relationships among any of our directors, officers or key employees.

Compensation Committee Interlocks and Insider Participation

    None of the members of our compensation committee was, at any time since our formation, an officer or employee of OmniVision. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

    We reimburse our directors for certain expenses in connection with their attendance at our board and committee meetings. In addition, we pay cash compensation to our directors in the amount of $1,500 per board meeting attended, $500 per telephonic board meeting attended and $500 per Committee meeting attended if such meeting is held separate from a board meeting. Under our 2000 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors, and, after this offering is completed, all nonemployee directors will receive stock options pursuant to the automatic option grant program in effect under the 2000 Director Option Plan. See "--Stock Plans" for more information about the automatic grant program.

Executive Compensation

    The following table sets forth the compensation earned for services rendered to us in all capacities by our Chief Executive Officer and our most highly compensated executive officer whose total cash compensation exceeded $100,000--collectively, the "Named Executive Officers"--for the year ended April 30, 2000.

                           Summary Compensation Table

                                                       Long Term
                                                      Compensation
                                                         Awards
                                                      ------------
                                         Annual
                                      Compensation     Securities
                                    -----------------  Underlying   All Other
    Name and Principal Position      Salary   Bonus     Options    Compensation
    ---------------------------     -------- -------- ------------ ------------
Shaw Hong
 President and Chief Executive
   Officer......................... $152,000 $105,063   165,000       $8,281(1)
Raymond Wu
 Vice President.................... $126,666 $ 78,563    85,000       $6,283(2)

--------
(1) Consists of $569 in premiums paid on Mr. Hong's life insurance policy and $7,712 in contributions to Mr. Hong's account under our Salary Reduction Simplified Employee Pension Plan and 401(k) plan.

(2) Consists of $126 in premiums on Mr. Wu's life insurance policy and $6,157 in contributions to Mr. Wu's account under our Salary Reduction Simplified Employee Pension Plan and 401(k) plan.

Option Grants in Last Fiscal Year

    The following table provides information relating to stock options awarded to each of the Named Executive Officers during the year ended April 30, 2000. All of the options were awarded either under our 1995 Stock Option Plan or our 2000 Stock Plan. Options under the 1995 Stock Option Plan generally vest over five years with 20% of the shares subject to the option vesting on the first anniversary of the grant date and 1/20th of the remaining shares vesting ratably each calendar quarter thereafter. Options granted under our 2000 Stock Option Plan generally vest over four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date and 1/16th of the remaining shares vesting ratably each calendar quarter thereafter.

                         Individual Grants
           ----------------------------------------------
                                                          Potential Realizable
                                                            Value at Assumed
                                                             Annual Rates of
            Number of                                          Stock Price
           Securities   Percent of                            Appreciation
           Underlying  Total Options                        for Options Term
             Options    Granted in   Exercise  Expiration ---------------------
   Name    Granted (#)  Fiscal 2000  Price ($)    Date        5%        10%
   ----    ----------- ------------- --------- ---------- ---------- ----------
Shaw
  Hong....    65,000        3.0%      $ 0.75    09/22/09  $1,327,666 $2,142,962
             100,000        4.7%       10.00    04/01/10   1,117,563  2,371,865
Raymond
  Wu......     5,000        0.2%        0.75    09/22/09     102,128    164,843
              80,000        3.7%       10.00    04/01/10     894,050  1,897,492

    The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable value reflects an initial public offering price of $13.00 per share over the 10 year term of the options based on assumed rates of stock appreciation of 5% and 10%, compounding annually less the total option exercise price. There is no assurance provided to any holder of our securities that the actual stock price appreciation over the ten year option term will be at the assumed 5% and 10% levels or at any other defined level.

    The percentages above are based on an aggregate of 2,141,000 shares subject to options we granted to employees and directors in the year ended April 30, 2000.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

    The following table sets forth for each of the Named Executive Officers the number of shares of common stock acquired and the dollar value realized upon exercise of options during the year ended April 30, 2000 and the number and value of securities underlying unexercised options held at April 30, 2000.

    The value of in the money options is based on a value of $10.00 per share, the fair market value of our common stock as of April 30, 2000, as determined by the board of directors, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option. All options were granted either under our 1995 Stock Option Plan or our 2000 Stock Plan.

                                                     Number of Securities      Value of Unexercised
                                                    Underlying Unexercised     In-the-Money Options
                            Shares                 Options at April 30, 2000     at April 30, 2000
                         Acquired on     Value     ------------------------- -------------------------
   Name                  Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
   ----                  ------------ ------------ ----------- ------------- ----------- -------------
Shaw Hong...............   455,000     4,474,250        --        100,000         --           --
Raymond Wu..............   305,000     3,011,450        --         80,000         --           --

Stock Plans

 1995 Stock Option Plan

    Our 1995 Stock Option Plan was adopted by our board of directors and stockholders in May 1995. A total of 3,600,000 shares of common stock were reserved for issuance under the 1995 Stock Option Plan. In February 2000, the Board of Directors terminated the 1995 Stock Option Plan as to future grants. However, options outstanding under the 1995 Stock Option Plan continue to be governed by the terms of the 1995 Stock Option Plan.

    As of April 30, 2000, we had issued 2,774,050 shares of common stock upon the exercise of options granted under the 1995 Stock Option Plan, we had outstanding options to purchase 809,450 shares of common stock at a weighted average exercise price of $0.68 per share and no shares remain available for future option grants under the 1995 Stock Option Plan.

 2000 Stock Plan

    Our 2000 Stock Plan was adopted by our board of directors in February 2000 and our stockholders in March 2000. A total of 3,000,000 shares of common stock have been reserved for issuance under our stock option plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year, commencing May 1, 2002, in an amount equal to the lesser of:

  .   1,500,000 shares;

  . 6% of our outstanding shares of common stock on the last day of the prior fiscal year; or

  .   an amount determined by our board of directors.

    The 2000 Stock Plan provides for grants of incentive stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants including nonemployee directors.

The purposes of our stock option plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. At the request of the board of directors, the compensation committee administers our stock option plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

    The term of the options granted under the 2000 Stock Plan is stated in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 2000 Stock Plan vest and become exercisable as set forth in each option agreement.

    With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value on the grant date.

    No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 500,000 shares or 1,000,000 shares in the case of an employee's initial employment.

    The 2000 Stock Plan will terminate in February 2010, unless our board of directors terminates it sooner.

    As of April 30, 2000, we had issued 1,162,000 shares of common stock upon the exercise of options granted under the 2000 Stock Plan at a weighted average exercise price of $10.00 per share and 1,838,000 shares remain available for future option grants under the 2000 Stock Plan.

 2000 Employee Stock Purchase Plan

    Our 2000 Employee Stock Purchase Plan was adopted by our board of directors in February 2000 and was adopted by our stockholders in March 2000. We have reserved a total of 1,500,000 shares of common stock for issuance under the 2000 employee stock purchase plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year commencing May 1, 2002 in an amount equal to the lesser of:

  .   1,000,000 shares;

  . 4% of our outstanding common stock on the last day of the prior fiscal year; or

  .   an amount determined by our board of directors.

    Our employee stock purchase plan is administered by the board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors but excluding our five percent or greater stockholders, are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. Our employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation, as defined on Form W-2, or $25,000 per annum.

    Our employee stock purchase plan will be implemented in a series of overlapping 24-month offering periods, and each offering period consists of four six-month purchase periods. The initial offering period under our employee stock purchase plan will begin on the effective date of this offering, and the subsequent offering periods will begin on the first trading day on or after June 1 and December 1 of each year. Each participant will be granted an option on the first day of the offering period and the option will be automatically exercised on the date six months later, the end of a purchase period, throughout the offering period. If the fair market value of our common stock on any purchase date is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of our common stock under our employee stock purchase plan will be 85 percent of the lesser of the fair market value per share on the start date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with our company.

    Our employee stock purchase plan will terminate in February 2010, unless our board of directors terminates it sooner.

 2000 Director Option Plan

    Our 2000 Director Option Plan was adopted by our board of directors in February 2000 and our stockholders in March 2000. We have reserved a total of 250,000 shares of common stock for issuance under the 2000 director option plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year commencing May 1, 2002 equal to the lesser of:

  .   75,000 shares;

  . 0.25% of the outstanding shares of our common stock on the last day of the prior fiscal year; or

  .   an amount determined by the board of directors.

    The option grants under the 2000 Director Option Plan are automatic and non discretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

    The 2000 Director Option Plan provides for an initial grant to a nonemployee director of an option to purchase 20,000 shares of common stock. Subsequent to the initial grants, each nonemployee director will be granted an option to purchase 10,000 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting, the director has served on the board of directors for six months.

    The term of the options granted under the 2000 Director Option Plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The initial 20,000 share grants will become exercisable at a rate of one-fourth of the shares on the first anniversary of the grant date and at a rate of 1/16th of the shares per quarter thereafter. The subsequent 10,000 share grants will become exercisable at the rate of 1/16th of the shares per quarter.

    As of April 30, 2000, no shares of common stock had been issued upon exercise of options granted under the 2000 Director Option Plan, we had outstanding options to purchase 60,000 shares of common stock at a weighted average exercise price of $10.00 per share and 190,000 shares remain available for future option grants under the 2000 Director Option Plan.

401(k) Plan

    In January 2000, we adopted a 401(k) plan covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under
Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that we can deduct our contributions, if any, when made. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 2000) and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, that we provide additional matching contributions to the 40l(k) plan on behalf of all participants in the 401(k) plan. We make contributions to the 401(k) plan each pay period to all participants in an amount equal to 3% of their base salary.

Employment Agreements and Change of Control Arrangements

    We do not have any employment, noncompete and change in control arrangements with our current officers.

Limitations of Liability and Indemnification Matters

    Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporate Law; or

  . any transaction from which the director derived an improper personal benefit.

    This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would otherwise permit indemnification.

    We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements, among other things, will indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted. Nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

Our Formation

    In connection with our incorporation in May 1995, we issued an aggregate of 1,200,000 shares of common stock to our founders, Shaw Hong, Raymond Wu, Tai-Ching Shyu and Datong Chen for aggregate proceeds of $72,000. These founders' shares are subject to a right of repurchase by us at the original purchase price of $0.06 per share. This repurchase right lapsed as to one fifth of the shares upon the one year anniversary of the vesting start date and lapses as to the remaining shares on a cumulative quarterly basis over a period of 48 months from the one year anniversary of the vesting start date. In March 2000, we repurchased 45,000 shares from Mr. Shyu due to the termination of his employment for an aggregate of $2,700.

Preferred Stock Financings

    As of June 1996, we have issued an aggregate of 4,300,003 shares of Series A preferred stock for aggregate proceeds of $2,580,000. As of April 1998, we have issued an aggregate of 3,671,668 shares of Series B preferred stock for aggregate proceeds of $5,507,502. As of June 1998, we have issued an aggregate of 4,333,333 shares of Series C preferred stock for aggregate proceeds of $12,999,999. Upon the closing of this offering, all shares of outstanding preferred stock will be automatically converted into shares of common stock. The holders of our preferred stock include, among others, our executive officers and directors and the following holders of more than 5% of our outstanding stock:

                                             Preferred Stock         Aggregate
                                       --------------------------- Consideration
Stockholder                            Series A  Series B Series C     Paid
-----------                            --------- -------- -------- -------------
Shaw Hong.............................    50,000    --       --      $ 30,000
Raymond Wu............................    45,334    --       --        27,200
Aucera Technology Group............... 1,333,334    --       --       800,000
Kempten Limited ......................   933,333    --       --      $560,000

Option Grants to our Directors and Executive Officers

    Stock option grants to our directors and executive officers are described under the captions "Management--Director Compensation" and "--Executive Compensation". The exercise price per share of each option granted to our officers and directors was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. Since our inception, we have granted options to our directors and current and former executive officers, including the Named Executive Officers as follows:

                                             Number
                                               of                       Exercise
                  Stockholder                Shares      Grant Date      Price
                  -----------                -------     ----------     --------
   Shaw Hong................................ 150,000 June 25, 1996       $ 0.06
                                             150,000 July 8, 1996          0.06
                                              90,000 July 17, 1998         0.30
                                              65,000 September 22, 1999    0.75
                                             100,000 April 12, 2000       10.00
   H. Gene McCown........................... 100,000 September 22, 1999    0.75
                                              30,000 April 12, 2000       10.00
   Robert J. Stroh.......................... 130,000 March 8, 1997         0.15
                                              25,000 July 17, 1998         0.30
                                              10,000 April 12, 2000       10.00
   Raymond Wu............................... 150,000 June 25, 1996         0.06
                                              80,000 July 8, 1996          0.06
                                              70,000 July 17, 1998         0.30
                                               5,000 September 22, 1999    0.75
                                              80,000 April 12, 2000       10.00
   Frank Huang..............................  20,000 March 6, 2000        10.00
   Edward C. V. Winn........................  20,000 March 6, 2000        10.00
   Leon Malmed..............................  20,000 March 6, 2000        10.00
   Hank O'Hara.............................. 140,000 April 12, 2000      $10.00

    Messrs. Hong, Stroh, and Wu exercised their options in full subject to repurchase by us at the original exercise price. The repurchase right for Messrs. Hong, Stroh and Wu's shares issued prior to April 30, 2000 lapses as to one-fifth of the shares upon the one year anniversary of the vesting start date and lapses as to the remaining shares on a cumulative quarterly basis over a period of 48 months from the one year anniversary of the vesting start date. The repurchase right for Messrs. Hong, Stroh and Wu's shares issued after April 30, 2000 lapses as to one-fourth of the shares upon the one year anniversary of the vesting start date and lapses us to the remaining shares on a cumulative quarterly basis over a period of 36 months from the one year anniversary of the vesting start date.

Transactions with Officers and Directors

    Frank Huang, one of our directors, is the Chairman of the Board of Directors of Powerchip Semiconductor Corp., a joint venture between UMAX Group and Mitsubishi Electrical Corporation. Mr. Huang is also the Chairman of the Board of Directors of UMAX Group. We have entered into a Confidential Foundry Agreement with Powerchip Semiconductor Corp., dated March 13, 1998, under which Powerchip Semiconductor Corp. has agreed to supply us with semiconductor wafers. Our total purchases from Powerchip Semiconductor Corp. were $5,000 and $6,857,000 for the years ended April 30, 1999 and 2000, respectively. These transactions were on terms no less favorable than we could have obtained from unaffiliated third parties. In addition, Powerchip Semiconductor Corp. owns 333,333 shares of our Series B preferred stock.

    Mr. Huang is also the Chairman of the Board of Directors of PowerWorld Capital Management, a wholly owned subsidiary of UMAX Group. PowerWorld Capital Management owns 166,667 shares of our Series B preferred stock.

    The options granted to Messrs. Huang, Winn and Malmed were automatically granted under the terms of the 2000 Director Stock Option Plan upon their election to the Board of Directors on March 6, 2000.

Policy Regarding Transactions with Affiliates

    All future transactions with affiliates, including any loans we make to our officers, directors, principal stockholders or other affiliates, will be approved by a majority of our Board of Directors, including a majority of the independent and disinterested members or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2000, by the following individuals or groups:

  . each person, or group of affiliated persons, whom we know beneficially owns more than 5% of our outstanding stock;

  . each of our executive officers listed in our Summary Compensation Table on page 51;

  .  each of our directors; and

  .  all of our current directors and executive officers as a group.

    Unless otherwise indicated, the address for each stockholder on this table is c/o OmniVision Technologies, Inc., 930 Thompson Place, Sunnyvale, California 94086. Except as otherwise noted, and subject to applicable community property laws, to the best of our knowledge, the persons named in this table have sole voting and investing power with respect to all of the shares of common stock held by them.

    This table lists applicable percentage ownership based on 16,190,551 shares of common stock outstanding as of April 30, 2000, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering, and also lists applicable percentage ownership based on 21,190,551 shares of common stock outstanding after completion of this offering, assuming that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will sell an aggregate of 5,750,000 shares of new common stock.

                                                  Shares Beneficially Owned
                         ----------------------------------------------------------------------------
                                   Shares Subject to   Shares Issuable
                                      a Right of         Pursuant to
                                      Repurchase     Options Exercisable
                                   Within 60 days of  Within 60 days of  Percent Before Percent After
    Beneficial Owner      Number    April 30, 2000     April 30, 2000       Offering      Offering
    ----------------     --------- ----------------- ------------------- -------------- -------------
Aucera Technology
  Group................. 1,333,334           --               --               8.2%          6.3%
 (which entity is
 ultimately controlled
 by Stanley Chiu)
 7th Flr., 216 Nanking
   East Road 104
 Taipei, Taiwan
Kempten Limited.........   933,333           --               --               5.8           4.4
 (which entity is
 ultimately controlled
 by Chi-Chih Chen)
 P.O. Box 3186
 Town Road, Tortola, BVI
Shaw Hong...............   995,000      183,000               --               6.1           4.7
Raymond Wu..............   650,334       81,500               --               4.0           3.1
H. Gene McCown .........        --           --               --                --           --
Edward C.V. Winn........        --           --               --                --           --
Leon Malmed.............        --           --               --                --           --
Frank Huang.............   500,000           --               --               3.1           2.3
All current directors
and executive officers
as a group (8 people)... 2,300,334      326,250               --              14.2          10.9

--------
*Less than 1% of the outstanding shares of common stock.

    We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after April 30, 2000, but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated below that the person and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

    Stanley Chiu has the power to vote and dispose of the shares beneficially owned by Aucera Technology Group. Mr. Chiu disclaims beneficial ownership of the shares held by Aucera Technology Group.

    Chi-Chih Chen has the power to vote and dispose of the shares beneficially owned by Kempten Limited. Mr. Chen disclaims beneficial ownership of the shares held by Kempten Limited.

    The beneficial ownership for Shaw Hong includes 995,000 shares held by a family trust of which Mr. Hong is a trustee. The beneficial ownership for Mr. Hong includes 27,500 shares held by the family trust subject to a right of repurchase by us within 60 days of April 30, 2000 in the event of the termination of employment of Wen Hong, Mr. Hong's wife and one of our employees.

    The beneficial ownership for Frank Huang includes 333,333 shares held by Powerchip Semiconductor Corp. and 166,667 shares held by PowerWorld Capital Management. Mr. Huang is Chairman of the Board of Directors of both entities and disclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK

General

    Our certificate of incorporation that becomes effective upon the closing of this offering authorizes the issuance of up to 100,000,000 shares of common stock, $0.001 par value, and authorizes the issuance of 10,000,000 shares of undesignated preferred stock, $.001 par value. From time to time, our board of directors may establish the rights and preferences of the preferred stock. As of April 30, 2000, 3,885,550 shares of common stock were issued and outstanding and held by 37 stockholders, and 12,305,001 shares of preferred stock were issued and outstanding and held by 76 stockholders. Upon the closing of this offering, all outstanding shares of preferred stock will convert into an aggregate of 12,305,001 shares of common stock. The following description of our capital stock is, by necessity, not complete. We encourage you to refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and applicable provisions of Delaware law for a more complete description.

Common Stock

    Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of OmniVision, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate in the future.

Preferred Stock

    The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of OmniVision without further action by the stockholders.

    Upon the closing of this offering, no shares of preferred stock will be outstanding, and OmniVision has no present plans to issue any shares of preferred stock.

Registration Rights of Certain Holders

    After this offering, holders of 12,305,001 shares of common stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an agreement between OmniVision and the holders of the Registrable Securities. Beginning six months following the date of this prospectus, holders of at least 40% of the Registrable Securities may require on two occasions, that we use our best efforts to register the Registrable Securities for public resale. OmniVision is obligated to register these shares only if the outstanding Registrable Securities have an anticipated public offering price of at least $10,000,000. Also, holders of 40% of the Registrable Securities may require, no more than once during any twelve-month period, that OmniVision register their shares for public resale on Form S-3 or similar short-form registration if OmniVision is eligible to use Form S-3 or similar short-form registration and if the value of the securities to be registered is at least $500,000. Furthermore, in the event OmniVision elects to register any of its shares of common stock for purposes of effecting any public offering (with the exception of our initial public offering), the holders of Registrable Securities are entitled to include their shares of common stock in the registration, but OmniVision may reduce or exclude entirely in the case of OmniVision's initial public offering the number of shares proposed to be registered in view of market conditions. OmniVision will bear all expenses in connection with any registration including the reasonable cost of one attorney for the holders of Registrable Securities, other than underwriting discounts and commissions. All registration rights will terminate five years following the consummation of this offering or when all Registrable Securities have been sold on or after the consummation of this offering under Rule 144, pursuant to certain exceptions.

Certain Charter and Bylaw Provisions and Delaware Law

    Certain provisions of Delaware law and OmniVision's certificate of incorporation and bylaws could make the following more difficult:

  .  the acquisition of OmniVision by means of a tender offer;

  .  the acquisition of OmniVision by means of a proxy contest or otherwise;
     or

  .  the removal of OmniVision's incumbent officers and directors.

    These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of OmniVision to first negotiate with OmniVision's board. OmniVision believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure OmniVision outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

 Election And Removal Of Directors.

    Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with OmniVision's stockholders electing one class each year. See "Management--Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of OmniVision, because it generally makes it more difficult for stockholders to replace a majority of the directors.

 Stockholder Meetings.

    Under our bylaws, upon the closing of this offering, the board of directors, the chairman of the board, the chief executive officer and the holders of at least 50% of the shares of the corporation's capital stock may call special meetings of stockholders.

 Requirements For Advance Notification Of Stockholder Nominations And
 Proposals.

    Our bylaws establish advance notice procedures for stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter
Documents

    A number of the provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. These provisions include our failure to "opt out" of the protections of Section 203 of the Delaware Code, as described below, as well as our reservation of 10,000,000 shares of blank check preferred and our staggered board of directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging such proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

 Delaware Law

    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding
     (a) shares owned by persons who are directors and also officers, and
     (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

 Charter Documents

    Upon completion of this offering, our certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately 1/3 of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our certificate of incorporation provides that directors may be removed:

  . with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock or

  . without cause by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of the voting stock.

    Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

    Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The following persons are authorized to call a special meeting of stockholders:

  .  a majority of our board of directors;

  .  the chairman of the board;

  .  the chief executive officer; or

  .  50% of our stockholders entitled to vote at the special meeting.

    The limitation on the right of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders. The restriction on the ability of stockholders to call a special meeting also will make it more difficult to replace the board until the next annual meeting.

    Although Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting, it also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholders' meeting. However, we believe that the elimination of stockholders' written consents may deter hostile takeover attempts. Without the availability of stockholders' actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders' meeting and satisfy the notice periods determined by the board of directors. Our certificate of incorporation provides for the elimination of actions by written consent of stockholders upon the closing of this offering.

Transfer Agent and Registrar

    The transfer agent and registrar for the common stock is BankBoston, N.A. BankBoston is located at 150 Royall Street, Canton, Massachusetts, 02021 and its telephone number is (781) 575-3120.

Nasdaq Stock Market Listing

    Our common stock has been approved for listing on the Nasdaq National Market for quotation under the symbol "OVTI."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of such sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

    After this offering, we will have outstanding 21,190,551 shares of common stock, based upon shares outstanding as of April 30, 2000, assuming no exercise of the underwriters' over allotment option and no exercise of outstanding options after April 30, 2000. All of the shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 16,190,551 shares of common stock held by existing stockholders are "restricted" shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

    Our officers, directors, employees and other stockholders, who collectively hold an aggregate of 16,190,551 restricted shares, and the underwriters entered into lock up agreements in connection with this offering. These lock up agreements provide that, with limited exceptions, our officers, directors, employees and stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. FleetBoston Robertson Stephens may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock up agreements. We have also entered into an agreement with FleetBoston Robertson Stephens that we will not offer, sell or otherwise dispose of our common stock until 180 days after the effective date of this offering.

    Taking into account the lock up agreements, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 will be as follows:

                                                                    Number of
   Date of Availability for Sale                                      Shares
   -----------------------------                                    ----------
   At various times between July 14, 2000 and January 10, 2001.....          0
   At various times thereafter upon the expiration of applicable holding periods............................................... 16,190,551

    Following the expiration of the lock up period, shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act unless those shares are held by one of our affiliates, directors or officers.

    Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

  .  one percent of the number of shares of common stock then outstanding;
     or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale

    Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    We intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the stock plans and subject to outstanding options under our 1995 stock option plan. See "Management--Stock Plans." We expect this registration statement to be filed and to become effective as soon as practicable after the effective date of this offering. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual restrictions described above. At April 30, 2000, options to purchase 2,031,450 shares of common stock were outstanding, of which options to purchase approximately 169,904 shares were then vested and exercisable. Beginning 180 days after the effective date of this offering, approximately 215,000 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

    Following this offering, the holders of an aggregate of 12,305,001 shares of outstanding common stock will have the right to require us to register their shares for sale upon meeting certain requirements. See "Description of Capital Stock--Registration Rights" for additional information regarding registration rights.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, FleetBoston Robertson Stephens Inc., Prudential Securities Incorporated and Needham & Company, Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase the number of shares of common stock set forth opposite their respective names below. The underwriters are committed to purchase and pay for all such shares, if any are purchased.

                                                                       Number of
   Underwriters                                                         Shares
   ------------                                                        ---------
   FleetBoston Robertson Stephens Inc. and FleetBoston Robertson
    Stephens
    International Limited............................................  2,350,000

   Prudential Securities Incorporated and Prudential-Bache
    Securities (U.K.) Inc............................................  1,410,000
   Needham & Company, Inc............................................    940,000
   Barrington Research Associates, Inc...............................    100,000
   Gerard Klauer Mattison & Co., L.L.C...............................    100,000
   C.E. Unterberg, Towbin............................................    100,000
                                                                       ---------
     Total...........................................................  5,000,000
                                                                       =========

    The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more than $0.55 per share, of which $0.10 may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

    Over Allotment Option. We have granted to the underwriters an option, exercisable during the 30 day period after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the same price per share as we will receive for the 5,000,000 shares that the underwriters have agreed to purchase from us. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the total number of shares offered by the prospectus. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the 5,000,000 shares are being sold.

    The following table summarizes the compensation to be paid by us to the underwriters:

                                                             Total
                                                 -----------------------------
                                            Per     Without          With
                                           Share Over-allotment Over-allotment
                                           ----- -------------- --------------
   Underwriting discounts and commissions
     payable by us.......................  $0.91   $4,550,000     $5,232,500

    Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    Lock Up Agreements. Each of our executive officers, directors, stockholders and option holders has agreed, for a period of 180 days after the date of this prospectus, not to offer, to sell contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for common stock owned as of the date of this prospectus or acquired directly from us by these holders or with respect to which they have or may acquire the power of disposition, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. There are no agreements between the underwriters and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of the 180 day lock-up period.

    Future Sales By Us. In addition, we have agreed that until 180 days after the date of this prospectus, we will not, without prior written consent of FleetBoston Robertson Stephens Inc., (a) consent to the disposition of any shares held by stockholders prior to the expiration of the 180 day lock-up period or (b) issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options to purchase any share of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of outstanding options and warrants and the grant of options to purchase shares of common stock under existing employee stock option or stock purchase plans. See "Shares Eligible For Future Sale."

    Directed Shares. At our request, the underwriters will reserve up to 250,000 shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of OmniVision. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

    No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock offered by this prospectus has been determined through negotiations between us and the representatives. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential and the present state of our development.

    Stabilization. The representatives have advised us that, pursuant to Regulation M under the Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Electronic Offers, Sales or Distribution. Prudential Securities Incorporated facilitates the marketing of new issues online through its Prudential Securities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

    Expenses of the Offering. The expenses of the offering are estimated at approximately $1.3 million and are payable entirely by us.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California. Certain legal matters related to intellectual property will be passed on for us by Blakely Sokoloff Taylor & Zofman, Kirkland, Washington. As of April 30, 2000, a certain investment partnership and members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 19,801 shares of our common stock.

                                    EXPERTS

    Our financial statements at April 30, 1999 and 2000 and for each of the three years in the period ended April 30, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    OmniVision has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to OmniVision and our common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference. Copies of the registration statement, including exhibits and schedules thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., or obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

                         OMNIVISION TECHNOLOGIES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Balance Sheets............................................................. F-3

Statements of Operations................................................... F-4

Statements of Stockholders' Equity ........................................ F-5

Statements of Redeemable Convertible Preferred Stock....................... F-6

Statements of Cash Flows................................................... F-7

Notes to Financial Statements.............................................. F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OmniVision Technologies, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity, of redeemable convertible preferred stock and of cash flows present fairly, in all material respects, the financial position of OmniVision Technologies, Inc. at April 30, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
May 12, 2000

                         OMNIVISION TECHNOLOGIES, INC.

                                 BALANCE SHEETS
                                 (in thousands)

                                                                    Pro Forma
                                                                  Stockholders'
                                                                     Equity
                                                  April 30,         April 30,
                                              ------------------      2000
                                                1999      2000      (Note 1)
                                              --------  --------  -------------
                                                                   (unaudited)
ASSETS
Current assets:
  Cash and cash equivalents.................. $  5,374  $  5,888
  Accounts receivable, net...................    1,733     6,156
  Inventories................................    2,241    11,511
  Prepaid expenses and other assets..........      103       641
                                              --------  --------
     Total current assets....................    9,451    24,196
Property and equipment, net..................    1,085     2,102
                                              --------  --------
     Total assets............................ $ 10,536  $ 26,298
                                              ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................... $  1,735  $  9,972
  Accrued expenses and other liabilities.....      615     1,841
  Deferred revenue...........................      282       716
                                              --------  --------
     Total current liabilities...............    2,632    12,529
                                              --------  --------
Commitments and contingencies (Note 11)
Redeemable convertible preferred stock.......   21,082    21,082
                                              --------  --------
Stockholders' equity (deficit):
  Common stock, $0.001 par value; 100,000
    shares authorized; 1,256 and 3,886
    shares issued and outstanding, 16,191
    shares issued and outstanding
    pro forma................................        1         4          16
  Additional paid-in capital.................    1,656     5,840      26,910
  Deferred compensation related to stock
    options..................................     (734)   (2,495)     (2,495)
  Accumulated deficit........................  (14,101)  (10,662)    (10,662)
                                              --------  --------    --------
     Total stockholders' equity..............  (13,178)   (7,313)   $ 13,769
                                              --------  --------    ========
     Total liabilities and stockholders'
       equity................................ $ 10,536  $ 26,298
                                              ========  ========


   The accompanying notes are an integral part of these financial statements.

                         OMNIVISION TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                      Year Ended April 30,
                                                    ---------------------------
                                                      1998      1999     2000
                                                    --------  --------  -------
Revenues..........................................  $  1,476  $  5,243  $40,253
Cost of revenues (including $45, $60 and $310 of
  stock-based compensation, respectively; $0, $0
  and $943 of royalty expenses, respectively).....     2,652     4,085   28,191
                                                    --------  --------  -------
Gross profit (loss)...............................    (1,176)    1,158   12,062
                                                    --------  --------  -------
Operating expenses:
 Research and development (excluding $186, $302
   and $997 of stock-based compensation,
   respectively)..................................     3,440     3,290    3,702
 Selling, general and administrative (excluding
   $20, $157 and $555 of stock-based compensation,
   respectively)..................................     1,323     1,853    3,243
 Stock compensation charge........................       206       459    1,552
                                                    --------  --------  -------
   Total operating expenses.......................     4,969     5,602    8,497
                                                    --------  --------  -------
Income (loss) from operations.....................    (6,145)   (4,444)   3,565
Interest income (expense), net....................       106       396      174
                                                    --------  --------  -------
Income (loss) before income taxes.................    (6,039)   (4,048)   3,739
Provision for income taxes........................       --        --      (300)
Net income (loss).................................  $ (6,039) $ (4,048) $ 3,439
                                                    ========  ========  =======
Net income (loss) per share:
 Basic............................................  $ (12.71) $  (5.59) $  1.15
                                                    ========  ========  =======
 Diluted..........................................  $ (12.71) $  (5.59) $  0.21
                                                    ========  ========  =======
Shares used in computing net income per share:
 Basic............................................       475       724    2,985
                                                    ========  ========  =======
 Diluted..........................................       475       724   16,399
                                                    ========  ========  =======
Pro forma net income per share (unaudited):
 Basic............................................                      $  0.22
                                                                        =======
 Diluted..........................................                      $  0.21
                                                                        =======
Shares used in computing pro forma net income per
  share (unaudited):
 Basic............................................                       15,290
                                                                        =======
 Diluted..........................................                       16,399
                                                                        =======

   The accompanying notes are an integral part of these financial statements.

                         OMNIVISION TECHNOLOGIES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                         Common Stock   Additional
                         --------------  Paid-in     Deferred   Accumulated
                         Shares  Amount  Capital   Compensation   Deficit    Total
                         ------  ------ ---------- ------------ ----------- --------
Balance at April 30,
 1997................... 1,200      1        227         (84)      (4,014)    (3,870)
 Deferred compensation
  related to stock
  options granted.......    --     --        596        (596)          --         --
 Amortization of
  deferred
  compensation..........    --     --         --         251           --        251
 Net loss...............    --     --         --          --       (6,039)    (6,039)
                         -----    ---     ------     -------     --------   --------
Balance at April 30,
 1998................... 1,200      1        823        (429)     (10,053)    (9,658)
 Exercise of stock
  options...............    56     --          9          --           --          9
 Deferred compensation
  related to stock
  options granted.......    --     --        824        (824)          --         --
 Amortization of
  deferred
  compensation..........    --     --         --         519           --        519
 Net loss...............    --     --         --          --       (4,048)    (4,048)
                         -----    ---     ------     -------     --------   --------
Balance at April 30,
 1999................... 1,256      1      1,656        (734)     (14,101)   (13,178)
 Exercise of stock
  options............... 2,719      3        567          --           --        570
 Deferred compensation
  related to stock
  options granted.......    --     --      3,687      (3,687)          --         --
 Purchase of common
  stock.................   (89)    --         (9)         --           --         (9)
 Forfeiture of stock
  option granted........    --     --        (61)         35           --        (26)
 Amortization of
  deferred
  compensation..........    --     --         --       1,891           --      1,891
 Net income.............    --     --         --          --        3,439      3,439
                         -----    ---     ------     -------     --------   --------
Balance at April 30,
 2000................... 3,886    $ 4     $5,840     $(2,495)    $(10,662)  $ (7,313)
                         =====    ===     ======     =======     ========   ========



   The accompanying notes are an integral part of these financial statements.

                         OMNIVISION TECHNOLOGIES, INC.

              STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                 (in thousands)

                           Series A      Series B       Series C
                           Preferred     Preferred      Preferred
                             Stock         Stock          Stock     Additional
                         ------------- -------------- -------------  Paid-in
                         Shares Amount Shares  Amount Shares Amount  Capital    Total
                         ------ ------ ------  ------ ------ ------ ---------- -------
Balance at April 30,
  1997.................. 4,300     4   3,692      4      --    --      8,110     8,118
 Issuance of Series C
   preferred stock at
   $3.00 per share for
   cash.................    --    --      --     --   1,553     1      4,656     4,657
 Repurchase of Series B
   preferred stock......    --    --     (20)    --      --    --        (30)      (30)
                         -----   ---   -----    ---   -----   ---    -------   -------
Balance at April 30,
  1998.................. 4,300     4   3,672      4   1,553     1     12,736    12,745
 Issuance of Series C
   preferred stock at
   $3.00 per share for
   cash.................    --    --      --     --   2,781     3      8,334     8,337
                         -----   ---   -----    ---   -----   ---    -------   -------
Balance at April 30,
  1999 and at April 30,
  2000.................. 4,300   $ 4   3,672    $ 4   4,334   $ 4    $21,070   $21,082
                         =====   ===   =====    ===   =====   ===    =======   =======




   The accompanying notes are an integral part of these financial statements.

                         OMNIVISION TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                      Year Ended April 30,
                                                     -------------------------
                                                      1998     1999     2000
                                                     -------  -------  -------
Cash flows from operating activities:
 Net income (loss).................................. $(6,039) $(4,048) $ 3,439
 Adjustments to reconcile net income (loss) to net
   cash used in operating activities:
   Depreciation.....................................     247      309      547
   Allowance for doubtful accounts and sales
     returns........................................     408      137      286
   Amortization of deferred compensation............     251      519    1,552
   Changes in assets and liabilities:
     Accounts receivable............................    (432)  (1,829)  (4,709)
     Inventories....................................     (63)  (2,083)  (9,270)
     Prepaid expenses and other assets..............     (13)     (12)    (538)
     Accounts payable...............................     204    1,442    8,237
     Accrued expenses and other liabilities.........     161      275    1,226
     Deferred revenue...............................      --      282      434
                                                     -------  -------  -------
      Net cash used in operating activities.........  (5,276)  (5,008)   1,204
                                                     -------  -------  -------
Cash flows from investing activities:
 Acquisition of property and equipment..............    (413)    (650)  (1,564)
                                                     -------  -------  -------
      Net cash used in investing activities.........    (413)    (650)  (1,564)
                                                     -------  -------  -------
Cash flows from financing activities:
 Proceeds from issuance of preferred stock..........   4,658    8,337       --
 Payment for repurchase of preferred stock..........     (30)      --       --
 Issuance of common stock...........................      --        9      874
                                                     -------  -------  -------
     Net cash provided by financing activities......   4,628    8,346      874
                                                     -------  -------  -------
Net increase/(decrease) in cash and cash
  equivalents.......................................  (1,061)   2,688      514
Cash and cash equivalents at beginning of year......   3,747    2,686    5,374
                                                     -------  -------  -------
Cash and cash equivalents at end of year (period)... $ 2,686  $ 5,374  $ 5,888
                                                     =======  =======  =======
Supplementary disclosure of cash flow information:
 Cash paid for income taxes.........................       0        0      129

   The accompanying notes are an integral part of these financial statements.

                         OMNIVISION TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--OMNIVISION AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES:

 The Company

    OmniVision Technologies, Inc. (the "Company") designs, develops and markets CMOS image sensors. The Company was incorporated in California in May 1995. The Company's principal location of business is Sunnyvale, California. The Company operates in one business segment.

 Reincorporation

    On March 6, 2000, the Company's stockholders approved the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 100,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. Share and per share information for all periods presented have been retroactively adjusted to reflect the reincorporation.

 Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash equivalents

    The Company considers all highly liquid investments purchased with a maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value.

 Fair value of financial statements

    The reported amounts of certain of the Company's financial instruments including cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.

 Property and equipment

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives ranging from three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated life of the assets or the extended lease term.

 Long lived assets

    The Company accounts for long-lived assets under Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of, which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. To date, no impairment loss has been recognized.

                         OMNIVISION TECHNOLOGIES, INC.

 Revenue recognition

    Revenue from product sales is recognized at the time of shipment, except for certain shipments to distributors under agreements allowing for return or credits, in which case revenue is deferred until the distributor resells the product. A provision is made for expected sales returns and allowances when revenue is recognized.

 Inventories

    Inventories are stated at the lower of cost, determined on first-in, first-out ("FIFO") basis, or market.

 Research and development

    Research and development costs are expensed as incurred.

 Income taxes

    The Company accounts for income taxes under the asset and liability approach whereby the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. A valuation allowance is established for any deferred tax assets for which there is significant uncertainty regarding realization.

 Comprehensive income

    Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. For the periods presented, the comprehensive income (loss) did not differ from the net income (loss).

 Certain risks and uncertainties

    The Company's products are concentrated in a single segment in the semiconductor imaging devices industry which is characterized by rapid technological advances, changes in customer requirements and evolving industry standards. These products depend in part on a limited number of suppliers of wafers . Also, the Company has depended on a limited number of products and customers for substantially all revenue to date. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements or changes in industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on the Company's business and operating results.

 Segment information

    The Company identifies its operating segments based on business activities, management responsibility and geographical location. For all periods presented, the Company operated in a single business segment. Revenue by geographic location is presented in Note 10.

 Stock based compensation

    The Company accounts for stock based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based

                         OMNIVISION TECHNOLOGIES, INC.

Compensation. Under APB No. 25, compensation expense is based on the excess, if any, on the date grant, of the fair value of the Company's common stock over the amount an employee must pay to acquire the stock. Deferred compensation is amortized over the vesting period on an accelerated basis using the model presented in paragraph 24 of FASB Interpretation No. 28. Accordingly, the percentages of the deferred compensation amortized in the first, second, third, fourth and fifth years following the option grant date are 45.6%, 25.6%, 15.8%, 9.0% and 4.0%, respectively. SFAS 123 requires a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between the compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 8.

 Basic and diluted net income (loss) per share

    The Company computes net income (loss) per share in accordance with SFAS No. 128, Earnings per Share, under the provisions of which basic income (loss) per share is computed by dividing the income (loss) available to holders of common stock for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted income (loss) per share excludes potential common stock if the effect of such stock is antidilutive. Potential common stock consists of unvested restricted common stock, incremental common or preferred shares issuable upon the exercise of stock options and shares issuable upon conversion of the Series A, Series B, and Series C convertible preferred stock.

 Pro forma net income per share (unaudited)

    The pro forma net loss per share is calculated assuming that all outstanding shares of convertible preferred stock are converted into common stock at the beginning of the periods presented, or on the date of issuance of the Preferred Stock, whichever is later.

 Pro forma stockholders' equity (unaudited)

    If the offering is consummated, all shares of convertible preferred stock outstanding will automatically convert into common stock. The pro forma effect of this conversion has been reflected in the accompanying financial statements as of April 30, 2000.

 Recent accounting pronouncements

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133. "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in respect to such derivatives. In July 1999, the Financial Accounting Standards Board issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities, Deferral of the Effective Date of FASB

                         OMNIVISION TECHNOLOGIES, INC.

statement No. 133" ("SFAS No. 137"). SFAS No. 137 deferred the effective date until the first quarter of fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this pronouncement to have a material impact on its financial condition or results of operations.

NOTE 2--BALANCE SHEET ACCOUNTS (IN THOUSANDS):

                                                                  April, 30,
                                                                ---------------
                                                                 1999    2000
                                                                ------  -------
   Accounts receivable:
    Accounts receivable.......................................  $2,278  $ 6,987
    Less: Allowance for doubtful accounts.....................     (56)    (156)
      Sales return reserve....................................    (489)    (675)
                                                                ------  -------
                                                                $1,733  $ 6,156
                                                                ======  =======
   Inventories:
    Work in progress..........................................  $2,043  $10,342
    Finished goods............................................     198    1,169
                                                                ------  -------
                                                                $2,241  $11,511
                                                                ======  =======
   Property and equipment:
    Machinery and equipment...................................  $  632  $ 2,292
    Furniture and fixtures....................................     189      248
    Software..................................................     523      639
    Construction in progress..................................     369       98
                                                                ------  -------
                                                                 1,713    3,277
    Less: Accumulated depreciation............................    (628)  (1,175)
                                                                ------  -------
                                                                $1,085  $ 2,102
                                                                ======  =======
   Accrued expenses and other liabilities:
    Employee compensation.....................................  $  337  $   351
    Other.....................................................     278    1,490
                                                                ------  -------
                                                                $  615  $ 1,841
                                                                ======  =======

NOTE 3--INCOME TAXES:

    There was no income tax provision for the years ended April 30, 1998 and 1999 because operations resulted in pre-tax losses. As of April 30, 2000, the Company had net operating loss carryforwards of approximately $2,000,000 and $700,000 for federal and state income tax purposes, respectively. These losses are available to reduce taxable income and expire from 2001 through 2019. Because of certain changes in the ownership in December 1996, there is an annual limitation of approximately $200,000 on the use of approximately $700,000 net operating loss carryforwards as of April 30, 2000, pursuant to
Section 382 of the Internal Revenue Code.

    There was $300,000 income tax provision for the year ended April 30, 2000.

                         OMNIVISION TECHNOLOGIES, INC.

    The components of the provision for income taxes are as follows (in thousands):

                                                                       April 30,
                                                                         2000
                                                                       ---------
   Current:
     Federal..........................................................   $ 626
     State............................................................     120
                                                                         -----
        Total current.................................................     746
                                                                         =====
   Deferred:
     Federal..........................................................    (347)
     State............................................................     (99)
                                                                         -----
        Total deferred................................................    (446)
                                                                         -----
          Total provision.............................................   $ 300
                                                                         =====

    The following is a reconciliation of the effective income tax rates and the United States statutory federal income tax rate:

                                                                       April 30,
                                                                         2000
                                                                       ---------
   Statutory federal income tax rate..................................    34.0%
   State income taxes, net of federal tax benefits....................     4.0%
   Amortization of stock compensation.................................    17.1%
   Release of valuation allowance.....................................   (61.0%)
   Alternative minimum tax............................................     9.0%
   Other..............................................................     4.9%
                                                                         -----
   Effective tax rate.................................................     8.0%
                                                                         =====

    Deferred tax assets at April 30, 1999 and 2000 relate primarily to net operating losses, fixed assets, reserves, accruals and credits. Management regularly assess the realizability of deferred tax assets recorded based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. Management believes that it is more likely than not that the Company will not realize a significant portion of its deferred tax assets and, accordingly, a valuation allowance of $2,654,000 has been established for such amounts at April 30, 2000.

    The following is an analysis of the Company's deferred tax assets (in thousands):

                                                                  April 30,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
   Net operating loss carryforward............................ $ 3,754  $   746
   Fixed assets...............................................      48       --
   Reserves...................................................     340      698
   Credits....................................................     607      754
   Other......................................................     224      902
                                                               -------  -------
                                                                 4,973    3,100
   Valuation allowance........................................  (4,973)  (2,654)
                                                               -------  -------
   Net deferred tax assets.................................... $    --  $   446
                                                               =======  =======

                         OMNIVISION TECHNOLOGIES, INC.

NOTE 4--RELATED PARTIES TRANSACTIONS:

    The chairman of Powerchip Semiconductor Corp. ("PSC") is a board member of the Company. PSC has been a vendor for the Company beginning in the year ended April 30, 1999. Total purchases were $5,000 and $6,857,000 for the years ended April 30, 1999 and 2000, respectively.

NOTE 5--NET INCOME (LOSS) PER SHARE:

    The following table sets forth the computation of basic and diluted income
(loss) per share attributable to common stockholders of the period indicated (in thousands, except per share data):

                                                         Year Ended April 30,
                                                        -------------------------
                                                         1998     1999     2000
                                                        -------  -------  -------
Numerator:
 Net income (loss)....................................  $(6,039) $(4,048) $ 3,439
                                                        =======  =======  =======
Denominator:
 Denominator for basic earnings per share--weighted
   average common shares..............................      475      724    2,985
 Effect of dilutive securities
  Common stock options................................       --       --      536
  Unvested common stock subject to repurchase.........       --       --      573
  Convertible preferred stock.........................       --       --   12,305
                                                        -------  -------  -------
Denominator for dilutive earnings per share...........      475      724   16,399
                                                        =======  =======  =======
Basic earnings per share..............................  $(12.71) $ (5.59) $  1.15
Diluted earnings per share............................  $(12.71) $ (5.59) $  0.21

    The following table sets forth weighted average potential shares of common stock that are not included in the diluted net income (loss) per share calculation above because to do so would be antidilutive for the periods indicated:

                                                         Year Ended April 30,
                                                        -------------------------
                                                         1998     1999     2000
                                                        -------  -------  -------
Weighted average effect of common stock equivalents:
 Unvested common stock subject to repurchase..........      725      492       --
 Options outstanding..................................    1,723    2,350       --
 Shares resulting from the conversion of the:
  Series A convertible preferred stock................    4,300    4,300       --
  Series B convertible preferred stock................    3,692    3,672       --
  Series C convertible preferred stock................      418    4,256       --
                                                        -------  -------  -------
   Total common stock equivalents excluded from the
     computation of earnings per share as their effect
     was antidilutive.................................   10,858   15,070       --
                                                        =======  =======  =======

NOTE 6--REDEEMABLE CONVERTIBLE PREFERRED STOCK

    The Company is authorized to issue 12,783,336 shares of Convertible preferred stock ("preferred stock"). As of April 30, 2000, 4,450,003, 4,000,000 and 4,333,333 shares of preferred stock were designated Series A, Series B and Series C, respectively; 4,300,001, 3,671,668 and 4,333,332 shares were issued and

                         OMNIVISION TECHNOLOGIES, INC.

outstanding, respectively. Series A, Series B and Series C preferred stock were issued at $0.60, $1.50 and $3.00 per share, respectively. The rights, preferences and restrictions of the preferred stock are as follows:

    Conversion. Each share of Series A, Series B and Series C preferred stock is convertible into such number of shares of common stock as is determined by dividing the original issuance price by $0.60, $1.50 the balance sheet at their fair market value and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship exists with and $3.00, respectively ("Initial Conversion Price"). The Initial Conversion Price is subject to subsequent adjustment to give effect to certain dilutive events that may occur. Such conversion is automatic upon the effective date of a public offering of common stock with aggregate proceeds of at least $10,000,000.

    Dividends. Holders of Series A, Series B and Series C preferred stock are entitled to receive, when and as declared by the Board of Directors, noncumulative dividends at the annual rate of $0.06, $0.15 and $0.30 per share, respectively. Such dividends are payable in preference to any dividend for common stock declared by the Board of Directors. No dividends were declared since inception.

    Voting. The holders of the preferred stock have the right to vote with the common stock, on an as-if-converted basis, on all other matters as provided under California law. The holder of each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted on the record date for the vote or the consent of shareholders and shall have voting rights and powers equal to the voting rights and powers of the common stock.

    Liquidation. In the event of any liquidation, dissolution or winding up of the corporation, the holders of each share of preferred stock then outstanding are entitled to be paid, before any payment made to the holders of the common stock, an amount equal to the original issue price per share ("Preference Amount") of preferred stock. If the assets of the corporation are insufficient to pay the full liquidation preference to the preferred stock, the assets shall be distributed ratably among the holders of the preferred stock in proportion to the full preference amount each such holder is otherwise entitled to receive. After payment has been made to the holders of the preferred stock of their full preference amount, any remaining assets or surplus funds of the corporation are to be shared by and distributed ratably among the holders of common stock in proportion to the number of shares then held by each of them.

    A consolidation or merger of the Company with or into any other corporation or corporations, acquisition by any other corporation or corporations, or a sale of all or substantially all of the assets or voting control of the Company, in which the prior stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation (a "change in control") is deemed to be a liquidation.

 Redemption

    Series A, B and C preferred stock is redeemable upon a change in control of the Company at an amount equal to the liquidation preference described above.

    Series A, B and C preferred stock has been recorded at fair value at the date of issuance outside of stockholder's equity, which equals the redemption value.

NOTE 7--COMMON STOCK

    As of March 2000, the Company is authorized to issue up to 100,000,000 shares of common stock. Of the shares authorized, 3,600,000 shares of common stock have been reserved for issuance under the Company's employee stock option plans.

                         OMNIVISION TECHNOLOGIES, INC.

    Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company, in the event of voluntary or involuntary termination of employment of the stockholder. As of April 30, 2000, 329,000 shares of common stock were subject to repurchase by the Company at the original exercise price. Of the shares issued to date, 810,000 shares of the Company's common stock have been issued under restricted stock purchase agreements, under which the Company has the option to repurchase issued shares of common stock. Under these agreements, 20% of the Company's repurchase rights lapse after one year. The remaining rights lapse quarterly over the following four years. At April 30, 2000, 90,000 outstanding common shares were subject to repurchase.

NOTE 8--STOCK-BASED COMPENSATION

 1995 Stock Option Plan

    In May 1995, the Company adopted the 1995 Stock Plan under which 3,600,000 shares of common stock were reserved for issuance to eligible employees, directors and consultants upon exercise of the stock options and stock purchase rights. Incentive stock options are granted at a price not less than 100% of the fair market value of the Company's common stock and at a price of not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 1995 Stock Plan generally vest over five years and are exercisable immediately or for up to ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant). Those options exercised but unvested are subject to repurchase by the Company at the exercise price.

    In February 2000, the Company terminated the 1995 Stock Option Plan as to future grants. However, options outstanding under the 1995 Stock Option Plan continue to be governed by the terms of the 1995 Stock Option Plan.

 2000 Stock Plan

    In February 2000, the Company adopted the 2000 Stock Plan under which 3,000,000 shares of common stock were reserved for issuance together with an annual increase in the number of shares reserved thereunder beginning on the first day of the Company's fiscal year, commencing May 1, 2002, in an amount equal to the lesser of: 1,500,000 shares, or 6% of outstanding shares of common stock on the last day of the prior fiscal year; or an amount determined by the Company's board of directors. The 2000 Stock Plan provides for grants of incentive stock options to its employees including officers and employees, directors and nonstatutory stock options to its consultants including nonemployee directors. Incentive stock options are granted at a price not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 2000 Stock Plan generally vest over five years and are exercisable immediately or for up to ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant). Those options exercised but unvested are subject to repurchase by the Company at the exercise price.

 2000 Director Option Plan

    The 2000 Director Option Plan was adopted by the board of directors in February 2000 and the shareholders in March 2000. Under this plan 250,000 shares of common stock were reserved for issuance

                         OMNIVISION TECHNOLOGIES, INC.

together with an annual increase in the number of shares reserved thereunder beginning on the first day of the Company's fiscal year commencing May 1, 2002 equal to the lesser of 75,000 shares, 0.25% of the outstanding shares of the common stock on the last day of the prior fiscal year or an amount determined by the board of directors. The 2000 Director Option Plan provides for an initial grant to the nonemployee director to purchase 20,000 shares of common stock. Subsequent to the initial grants, each nonemployee director will be granted an option to purchase 10,000 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting, the director has served on the board of directors for six months. The terms of the options granted under the 2000 Director Option Plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The initial 20,000 share grants will become exercisable at a rate of one-fourth of the shares on the first anniversary of the grant date and at a rate of 1/16th of the shares per quarter thereafter. The subsequent 10,000 share grants will become exercisable at the rate of 1/16th of the shares per quarter.

 2000 Employee Stock Purchase Plan

    The 2000 Employee Stock Purchase Plan was adopted by the board of directors in February 2000 and was adopted by the shareholders in March 2000. The 2000 Employee Stock Purchase Plan will become effective upon the closing of this offering. Under the 2000 Employee Stock Purchase Plan, 1,500,000 shares of common stock was reserved for issuance together with an annual increase in the number of shares reserved thereunder beginning on the first day of the fiscal year commencing May 1, 2002 in an amount equal to the lesser of: 1,000,000 shares, or 4% of the Company's common stock on the last day of the prior fiscal year, or an amount determined by the Company's board of directors. The initial offering period under this plan will begin on the effective date of this offering, and the subsequent offering period will begin on the first trading day on or after June 1 and December 1 of each year. The purchase price of the common stock under this plan will be 85% of the lesser of the fair market value per share on the start date of the offering period or on the end date of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with the Company. This plan will terminate in February 2010, unless the board of directors determines to terminate it sooner. As of April 30, 2000, no shares had been granted under the 2000 Employee Stock Purchase Plan.

                         OMNIVISION TECHNOLOGIES, INC.

    The following table summarizes stock option activities:

                                                    Options Outstanding
                                              --------------------------------
                                                                      Weighted
                                                                      Average
                                   Options                             Price
                                  Available   Number of    Price per    per
                                  for Grant     Shares       Share     Share
                                  ----------  ----------  ----------- --------
Balance at April 30, 1997........  1,825,000   1,775,000               $ 0.08
Granted..........................   (717,000)    717,000  $0.25-$0.30    0.25
Canceled.........................    368,000    (368,000)   0.15-0.25    0.19
                                  ----------  ----------
Balance at April 30, 1998........  1,476,000   2,124,000                 0.12
Granted..........................   (741,000)    741,000         0.30    0.30
Exercised........................                (56,000)   0.15-0.25    0.16
Canceled.........................     48,000     (48,000)   0.25-0.30    0.28
                                  ----------  ----------
Balance at April 30, 1999........    783,000   2,761,000                 0.17
Adoption of 2000 Stock Plan......  3,000,000
Adoption of 2000 Director Option
  Plan...........................    250,000
Granted..........................   (919,000)    919,000    0.75-7.00    1.41
2000 Stock Plan Granted..........     (5,000)      5,000         9.00    9.00
2000 Stock Plan Granted.......... (1,157,000)  1,157,000        10.00   10.00
2000 Director Option Plan
  Granted........................    (60,000)     60,000        10.00   10.00
Exercised........................             (2,718,050)   0.06-0.75    0.21
Canceled.........................    152,500    (152,500) $0.06-$0.75    0.34
Termination of 1995 stock option
  plan...........................    (16,500)
                                  ----------  ----------
Balance at April 30, 2000........  2,028,000   2,031,450               $ 6.57
                                  ==========  ==========

    The following table summarizes information about stock options outstanding at April 30, 2000:

                                                       Options Exercisable at
         Options Outstanding at April 30, 2000             April 30, 2000
     ---------------------------------------------------------------------------
                                   Weighted Average
                         Number       Remaining       Number    Weighted Average
      Exercise Prices  Outstanding Contractual Life Outstanding  Exercise Price
      ---------------  ----------- ---------------- ----------- ----------------
          $0.06            20,000        6.19          15,244         $0.06
           0.25            28,250        7.17          15,993          0.25
           0.30           109,000        8.11          41,279          0.30
           0.75           522,200        9.07          97,388          0.75
           4.50            80,000        9.50              --          4.50
           7.00            50,000        9.73              --          7.00
           9.00             5,000        9.88              --          9.00
         $10.00         1,217,000        9.92              --         10.00
                        ---------        ----         -------        ------
                        2,031,450        9.51         169,904         $0.53
                        =========        ====         =======        ======

 Stock based compensation under APB No. 25

    In connection with certain stock option grants the Company recorded deferred stock compensation costs totaling $5,208,000 being the difference between the exercise price and the deemed fair value at the date of grant which is being recognized over the vesting period of the related options of generally five years. Future amortization of deferred compensation expense is estimated to be approximately $1,204,000, $716,000, $390,000, $162,000 and $23,000 in the
years ended April 30, 2001, 2002 and 2003, and 2004 and after respectively.

                         OMNIVISION TECHNOLOGIES, INC.

    Stock based compensation charge is comprised of the following (in thousands):

                                                                Year Ended April
                                                                      30,
                                                                ----------------
                                                                1998 1999  2000
                                                                ---- ---- ------
   Cost of revenues...........................................  $ 45 $ 60 $  310
                                                                ---- ---- ------
   Research and development...................................   186  302    997
   Selling, general and administrative........................    20  157    555
                                                                ---- ---- ------
     Total operating expenses.................................   206  459  1,552
                                                                ---- ---- ------
     Total compensation charge................................  $251 $519 $1,862
                                                                ==== ==== ======

 Fair value disclosures

    Pro forma information regarding net income and net income per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

    The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

   Risk free interest rate.......................................... 4.43%-6.72%
   Expected life (in years).........................................     4.1
   Dividend yield...................................................     0%

    The Company used 0% as expected volatility for all periods before March 8, 2000. Starting from March 8, 2000, the date of first filing of the Registration Statement, 110% volatility was used.

    As the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.

    The weighted average grant date fair value of options granted during the years ended April 30, 1998, 1999 and 2000 was $1.27, $1.63 and $5.29,
respectively.

    Had compensation cost been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss and pro forma basic and diluted net loss per share under SFAS No. 123 would have been (in thousands, except per share data):

                                                        Year Ended April 30,
                                                       ------------------------
                                                        1998     1999     2000
                                                       -------  -------  ------
   Net income (loss)-as reported...................... $(6,039) $(4,048) $3,439
   Net income (loss)-as adjusted......................  (6,181)  (4,773)  2,412

   Net income (loss) per share:
    basic as reported.................................  (12.71)   (5.59)   1.15
    diluted as reported..............................:  (12.71)   (5.59)   0.21
   Net income (loss) per share:
    basic as adjusted.................................  (13.01)   (6.59)   0.81
    diluted as adjusted............................... $(13.01) $ (6.59) $ 0.15

                         OMNIVISION TECHNOLOGIES, INC.

NOTE 9--CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and investments in a money market account. The Company's products are primarily sold to OEM customers and to distributors. The Company performs ongoing credit evaluations of its customers and maintains reserves for credit losses. In fiscal 1998, the Company's sales to four customers represented 17%, 16%, 12% and 12% of total revenues. At April 30, 1998, three customers accounted for 22%, 22% and 12% of accounts receivable. In fiscal 1999, the Company's sales to two customers represented 43% and 24% of total revenues. At April 30, 1999, three customers accounted for 34%, 20% and 20% of accounts receivable. In fiscal 2000, the Company's sales to three customers represented 30%, 18% and 11% of total sales. At April 30, 2000, two customers accounted for 33% and 26% of accounts receivable.

NOTE 10--SEGMENT AND GEOGRAPHIC INFORMATION

    The Company identifies its operating segments based on business activities, management responsibility and geographic location. For all periods presented, the Company operated in a single business segment.

    The Company sells its products in the United States and to the Asia Pacific region. Revenues by geographic locations based on the country or region of the customer were as follows:

                                                          Years Ended April 30,
                                                          ---------------------
                                                           1998   1999   2000
                                                          ------ ------ -------
                                                             (in thousands)
   United States......................................... $  355 $  735 $ 8,709
   Taiwan................................................    777  3,084  16,848
   Singapore.............................................           536   6,670
   Hong Kong.............................................    297    435   2,780
   Other Asia Pacific Countries..........................     47    389   4,778
   Europe................................................     --     64     468
                                                          ------ ------ -------
                                                          $1,476 $5,243 $40,253
                                                          ====== ====== =======

NOTE 11--COMMITMENTS AND CONTINGENCIES

    The Company leases its facilities in the U.S. under non cancelable lease agreements. The facility leases expire April 30, 2003. Future minimum lease payments under all non cancelable operating leases as of April 30, 2000 are $268,000, $268,000 and $268,000 in the years ended April 30, 2001, 2002 and
2003, respectively. Rental expenses under all operating leases amounted to $250,000, $203,000 and $268,000 for the years ended April 30, 1998, 1999 and
2000, respectively.

    From time to time, the Company has been subject to legal proceedings and claims with respect to such matters as patents, product liabilities and other actions arising out of the normal course of business. In March 2000, the Company received written notice from Koninklijke Philips N.V. ("Philips") in which Philips claimed to have patent rights in a serial bus system for data transmission, known as the I/2/C bus system. The Company, as of April 30, 2000, had reserved $944,000, an amount the Company believes will adequately cover royalties. This reserve is calculated at the 2% royalty rate initially requested by Philips for product sales through that date. While the effect on future financial results cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on its financial position and results of operations or cash flows.

    [Company Logo centered at the top of the page. Title in bold and underlined, "Ongoing Solutions for Mass Market Applications". In the center of the page is an image of a representative Phone System or Internet System with the following language at the top of the image "Phone System" and the following language at the bottom of the image "Internet System". This image is surrounded by four large drawings. Each of these drawings depict an individual interacting with a product which incorporates our single chip complementary metal oxide semiconductor imaging sensors with the name of the product listed above or below the respective drawing. The products depicted are the following: Mobile Phones, Personal Digital Assistants, Laptop Video Cameras and PC Video Cameras. Centered at the bottom of the page in small font is the text, "Many of the mass market cameras equipped with OmniVision's single chip image sensors are used for phone and internet communications."]

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